Filed by Rock-Tenn Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Act of 1934

Subject Company: Rock-Tenn Company, MeadWestvaco Corporation
Commission File No.: 001-12613

On May 22, 2015, Rock-Tenn Company (“RockTenn”) caused its wholly owned subsidiary, WestRock Company, to mail the following materials to RockTenn's shareholders:

May 22, 2015

Dear Fellow Shareholder:

You are receiving the enclosed materials in connection with the proposed combination (the “Combination”) of Rock-Tenn Company (“RockTenn”) and MeadWestvaco Corporation (“MWV”). RockTenn and MWV will each become wholly owned subsidiaries of a newly formed company, named WestRock Company (formerly known as Rome-Milan Holdings, Inc.) (“Holdings”), pursuant to the terms of the Second Amended and Restated Business Combination Agreement, dated as of April 17, 2015 and amended as of May 5, 2015 (the “Business Combination Agreement”), by and among RockTenn, MWV, Holdings, Rome Merger Sub, Inc. and Milan Merger Sub, LLC.

RockTenn shareholders may (i) elect to receive cash as consideration with respect to all of their shares of RockTenn common stock, (ii) elect to receive shares of Holdings common stock as consideration with respect to all of their shares of RockTenn common stock, (iii) elect to receive a combination of cash and Holdings common stock as consideration and specify the number of shares of RockTenn common stock with respect to which they elect to receive each type of consideration or (iv) choose to make no election with respect to their shares of RockTenn common stock. Each option is more fully described in the enclosed materials.

The deadline to submit Forms of Election and Letters of Transmittal is expected to be 5:00 p.m., Eastern Time, on Tuesday, June 23, 2015, the business day immediately preceding the vote of RockTenn shareholders to approve the proposed Combination.  RockTenn and MWV will publicly announce by press release the anticipated election deadline not more than 15 business days before, and at least five business days prior to, the anticipated election deadline. You are encouraged to return your election form as promptly as practicable.

Approval of the Combination requires the affirmative vote of the holders of a majority of all outstanding shares of RockTenn common stock. To ensure that your shares are represented at the meeting, please take a moment now to vote your shares.  Additional information about the Combination is included in the joint proxy statement/prospectus mailed to you under separate cover.

If you have questions about the Combination or the election process, please contact the Information Agent, Georgeson Inc., at (866) 203-9401 (toll-free) or at (781) 575-2137.

Very truly yours,

Steven C. Voorhees
Chief Executive Officer
Rock-Tenn Company

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “could,” “should,” “would,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “prospects,” “potential” and “forecast,” and other words, terms and phrases of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. RockTenn and MWV caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements regarding the ability to obtain regulatory and shareholder approvals and the statement that WestRock’s 42,000 team members will support customers around the world from more than 300 operating facilities spanning North America, South America, Europe and Asia. With respect to these statements, RockTenn and MWV have made assumptions regarding, among other things, whether and when the proposed transaction will be approved; whether and when the proposed transaction will close; the results and impacts of the proposed transaction; whether and when the spin-off of MWV’s specialty chemicals business will occur; economic, competitive and market conditions generally; volumes and price levels of purchases by customers; competitive conditions in RockTenn’s and MWV’s businesses and possible adverse actions of their respective customers, competitors and suppliers. Further, RockTenn’s and MWV’s businesses are subject to a number of general risks that would affect any such forward-looking statements including, among others, decreases in demand for their products; increases in energy, raw materials, shipping and capital equipment costs; reduced supply of raw materials; fluctuations in selling prices and volumes; intense competition; the potential loss of certain customers; the scope, costs, timing and impact of any restructuring of our operations and corporate and tax structure; and adverse changes in general market and industry conditions. Such risks and other factors that may impact management’s assumptions are more particularly described in RockTenn’s and MWV’s filings with the Securities and Exchange Commission, including under the caption “Business – Forward-Looking Information” and “Risk Factors” in RockTenn’s Annual Report on Form 10-K for the fiscal year ended September 30, 2014 and “Management’s discussion and analysis of financial condition and results of operations – Forward-looking Statements” and “Risk factors” in MWV’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014. The information contained herein speaks as of the date hereof and neither RockTenn nor MWV have or undertake any obligation to update or revise their forward-looking statements, whether as a result of new information, future events or otherwise.

NO OFFER OR SOLICITATION

The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The proposed transaction involving MWV and RockTenn will be submitted to the stockholders of MWV and the shareholders of RockTenn for their consideration. In connection with the proposed transaction, RockTenn caused a newly formed holding company, WestRock Company (formerly known as Rome-Milan Holdings, Inc.), to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which includes a prospectus with respect to the shares to be issued in the proposed transaction and a joint proxy statement for the stockholders of MWV and the shareholders of RockTenn (the “Joint Proxy Statement”). The Registration Statement was declared effective by the SEC on May 19, 2015. On or about May 22, 2015, each of MWV and RockTenn commenced mailing the Joint Proxy Statement in definitive form to its stockholders or shareholders, as applicable, of record as of the close of business on May 4, 2015. Each of WestRock Company, MWV and RockTenn may file other documents regarding the proposed transaction with the SEC. The Registration Statement and the Joint Proxy Statement contain important information about the proposed transaction and related matters. SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT CAREFULLY, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC,  AS THEY BECOME AVAILABLE, AND ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. The Registration Statement, the Joint Proxy Statement and other relevant materials (when they become available) and any other documents filed or furnished by MWV or RockTenn with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, security holders are able to obtain free copies of the Registration Statement and the Joint Proxy Statement from RockTenn by going to its investor relations page on its corporate website at http://ir.rocktenn.com and from MWV on its corporate website at www.mwv.com.

PARTICIPANTS IN THE SOLICITATION

MWV, RockTenn, their respective directors and certain of their executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about RockTenn’s directors and executive officers is set forth in its definitive proxy statement for its 2015 Annual Meeting of Shareholders, which was filed with the SEC on December 19, 2014, and information about MWV’s directors and executive officers is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 20, 2015. These documents are available free of charge from the sources indicated above, from RockTenn by going to its investor relations page on its corporate website at http://ir.rocktenn.com and from MWV on its website at www.mwv.com.

Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction is included in the Registration Statement and the Joint Proxy Statement and will be included in other relevant materials RockTenn and MWV intend to file with the SEC.

Time is Critical	Please Complete and Return Promptly

FORM OF ELECTION AND LETTER OF TRANSMITTAL
To Exchange Shares of Class A Common Stock, par value $0.01 per share, of
 Rock-Tenn Company (“RockTenn”)
CUSIP # 772739207
For Stock Consideration or Cash Consideration, as Described Herein

PLEASE RETURN THIS FORM OF ELECTION AND LETTER OF TRANSMITTAL (BY MAIL IN THE
ACCOMPANYING ENVELOPE OR BY OVERNIGHT COURIER) TO THE EXCHANGE AGENT BY THE ELECTION
DEADLINE AT THE APPROPRIATE ADDRESS BELOW.

The method of delivery of the stock certificate(s), confirmation of book-entry transfer or Notice of Guaranteed Delivery, as applicable, is at the option and risk of the owner thereof.  See Instruction 5.  Mail or send by overnight courier this Form of Election and Letter of Transmittal, together with the certificate(s), confirmation of book-entry transfer or Notice of Guaranteed Delivery described below representing your shares, to the Exchange Agent:

If delivering by mail: Computershare Trust Company, N.A. c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940	If delivering by overnight courier: Computershare Trust Company, N.A. c/o Voluntary Corporate Actions 250 Royall Street, Suite V Canton, MA 02021

Delivery of this Form of Election and Letter of Transmittal to an address other than as set forth above will not constitute a valid delivery to the Exchange Agent (as defined below). You must sign this Form of Election and Letter of Transmittal in the appropriate space provided below, with signature guarantee, if required, and complete the Internal Revenue Service (“IRS”) Form W-9 enclosed herein or the appropriate IRS Form W-8, as applicable.

The instructions contained within this Form of Election and Letter of Transmittal should be read carefully and in full before this Form of Election and Letter of Transmittal is completed.

If your RockTenn Stock Certificate(s) has been lost, stolen, misplaced or destroyed, contact Computershare Trust Company, N.A. (the “Exchange Agent”).  See Instruction 3.

If you are a RockTenn shareholder who wishes to exercise dissenters’ rights, you should not make an election and should not surrender your stock certificates, deliver your shares in book-entry form or submit a Notice of Guaranteed Delivery to the Exchange Agent. By making an election, you agree to waive your dissenters’ rights. RockTenn shareholders who desire to exercise dissenters’ rights should carefully review Article 13 of the Georgia Business Corporation Code (“GBCC”) and are urged to consult a legal advisor before making an election or attempting to exercise these rights.

For up-to-date information, please call the information agent for the transaction, Georgeson Inc. (the “Information Agent”), at
(866) 203-9401 (toll-free) or at (781) 575-2137.

DESCRIPTION OF SHARES SURRENDERED FOR EXCHANGE OR GUARANTEED FOR DELIVERY

Name(s) and Address of Registered Holder(s)
(Please correct details if incorrect or fill in,
if blank) (Please ensure name(s) appears
exactly as on Certificate(s) (or confirmation
of book-entry transfer, as applicable))
(Attach additional signed list if necessary).
See Instruction 6
Certificate No(s)., if any. See Instruction 6	Number of Shares Represented by Each Certificate, if any. See Instruction 6	Number of Book-Entry Shares, if any. See Instruction 6

TOTAL SHARES SURRENDERED FOR EXCHANGE OR GUARANTEED FOR DELIVERY:

☐            Shares of common stock will be issued in non-certificated book-entry form via a Direct Registration System® (DRS) stock distribution statement.  Please check this box if you would like to receive a physical stock certificate in lieu of non-certificated book-entry shares in respect of any shares of common stock that you are entitled to receive.

By signing and submitting this Form of Election and Letter of Transmittal, you represent and warrant that the RockTenn shares submitted with this Form of Election and Letter of Transmittal will not be sold, including through limit order request, unless this Form of Election and Letter of Transmittal has been properly revoked pursuant to the instructions herein.

Pursuant to the terms of the Second Amended and Restated Business Combination Agreement, dated as of April 17, 2015 and amended as of May 5, 2015 (the “Business Combination Agreement”), by and among RockTenn, MeadWestvaco Corporation (“MWV”), WestRock Company (formerly known as Rome-Milan Holdings, Inc.) (“Holdings”), Rome Merger Sub, Inc., a wholly owned subsidiary of Holdings (“RockTenn Merger Sub”), and Milan Merger Sub, LLC, a wholly owned subsidiary of Holdings (“MWV Merger Sub”), (i) RockTenn Merger Sub will be merged with and into RockTenn, with RockTenn surviving the merger as a wholly owned subsidiary of Holdings (the “RockTenn Merger”), (ii) MWV Merger Sub will be merged with and into MWV, with MWV surviving the merger as a wholly owned subsidiary of Holdings (the “MWV Merger”), and (iii) MWV, as the surviving corporation of the MWV Merger, will convert to a Delaware limited liability company in accordance with Section 266 of the General Corporation Law of the State of Delaware as soon as practicable after the effective time of the MWV Merger (the “MWV LLC Conversion” and, together with the RockTenn Merger and the MWV Merger, the “Combination”). Pursuant to the terms of the Business Combination Agreement, each RockTenn shareholder has the opportunity to elect to receive, as merger consideration for each share of Class A common stock, par value $0.01 per share, of RockTenn (“RockTenn common stock”) that such RockTenn shareholder owns, either (1) one share of common stock, par value $0.01 per share, of Holdings (“Holdings common stock”) or (2) an amount in cash equal to the volume weighted average price per share of RockTenn common stock on the New York Stock Exchange for the consecutive period over the five trading days immediately preceding (but not including) the third trading day prior to the effective time of the Combination.  In addition, each RockTenn shareholder may choose to make no election with respect to such RockTenn shareholder’s shares of RockTenn common stock.  Under the terms of the Business Combination Agreement, approximately 49.9% of the issued and outstanding shares of Holdings common stock immediately following the effective time of the Combination will be owned by former RockTenn shareholders, and approximately 50.1% of the issued and outstanding shares of Holdings common stock immediately following the effective time of the Combination will be owned by former MWV stockholders.  In order to achieve this 49.9%/50.1% pro forma ownership between RockTenn shareholders and MWV stockholders, RockTenn shareholder elections may be subject to reallocation and proration procedures, and consideration will be allocated to shares with respect to which no election has been made, as provided in the Business Combination Agreement, which is attached as Annex A to the Proxy Statement (as defined below), and as described in greater detail in the Proxy Statement.  Accordingly, you may receive a combination of cash and shares of Holdings common stock that is different from what you elected, depending on the elections made by other RockTenn shareholders (See Instruction 11).  Before completing this Form of Election and Letter of Transmittal, we urge you to read the General Instructions accompanying this form, together with the joint proxy statement/prospectus of RockTenn, MWV and Holdings, dated May 20, 2015 (the “Proxy Statement”), which contains a full discussion of the Combination, the merger consideration, the proration and allocation procedures, the allocation of consideration with respect to shares for which no election is made and the effects of elections.  Each election is subject to the terms, conditions and limitations set forth in the Business Combination Agreement, which are described in the Proxy Statement, and the General Instructions and other terms, conditions and limitations set forth herein. In particular, your election may be subject to the proration and allocation procedures set forth in the Business Combination Agreement, as described in the Proxy Statement.  RockTenn cannot, therefore, assure you that you will receive your election choices. Extra copies of this Form of Election and Letter of Transmittal may be requested from the Information Agent by calling at (866) 203-9401 (toll-free) or at (781) 575-2137.

2

To be effective, the Form of Election and Letter of Transmittal must be RECEIVED by the exchange agent for the Combination, Computershare Trust Company, N.A. (the “Exchange Agent”), no later than the election deadline (the “Election Deadline”), which is currently expected to be 5:00 p.m., Eastern Time, on June 23, 2015, the date immediately prior to the RockTenn shareholders meeting.  If the Exchange Agent does not receive a valid Form of Election and Letter of Transmittal prior to the Election Deadline, you will be deemed to have made “NO ELECTION” with respect to your shares. RockTenn and MWV will publicly announce, by press release, the anticipated Election Deadline not more than fifteen business days before, and at least five business days prior to, the anticipated Election Deadline, but you are encouraged to return your Form of Election and Letter of Transmittal as promptly as practicable.  You may also obtain up-to-date information regarding the Election Deadline by calling the Information Agent at (866) 203-9401 (toll-free) or at (781) 575-2137.

This election governs the merger consideration that you, as a shareholder of RockTenn, will receive if the Combination is consummated.  This election may also affect the tax consequences of the RockTenn Merger to you.

If you are a RockTenn shareholder who wishes to exercise dissenters’ rights, you should not make an election and should not surrender your stock certificates, deliver your shares in book-entry form or submit a Notice of Guaranteed Delivery to the Exchange Agent. By making an election, you agree to waive your dissenters’ rights. RockTenn shareholders who desire to exercise dissenters’ rights should carefully review Article 13 of the GBCC and are urged to consult a legal advisor before electing or attempting to exercise these rights.

3

ELECTION OPTIONS

You may hereby make ONE of the following elections: (1) you may elect to receive shares of Holdings common stock as consideration with respect to all of your shares of RockTenn common stock by checking the “STOCK ELECTION” box; (2) you may elect to receive cash as consideration with respect to all of your shares of RockTenn common stock by checking the “CASH ELECTION” box; (3) you may elect to receive a combination of cash and Holdings common stock as consideration by checking the “MIXED ELECTION” box and specifying the number of shares of RockTenn common stock with respect to which you elect to receive each type of consideration; or (4) you may choose to make no election with respect to your shares of RockTenn common stock by checking the “NO ELECTION” box, each as provided in the Business Combination Agreement and as described in the Proxy Statement.  If you make a “MIXED ELECTION,” the total number of shares you specify must equal the total number of shares of RockTenn common stock you own as of both the date you submit the Form of Election and Letter of Transmittal and the effective time of the Combination.  If you make a “MIXED ELECTION” and the total number of shares you specify does not equal the total number of shares of RockTenn common stock you own as of both the date you submit the Form of Election and Letter of Transmittal and the effective time of the Combination, you will be deemed to have made “NO ELECTION” with respect to all of your shares of RockTenn common stock.  Regardless of what election you make with respect to your shares of RockTenn common stock, if you own different blocks of shares of RockTenn common stock that you acquired at different times and/or at different prices, you may (but are not obligated to) complete the Cash Allocation Addendum included herewith and return it together with this Form of Election and Letter of Transmittal to specify the order of priority in which your different blocks of shares of RockTenn common stock are to be exchanged for cash you receive pursuant to the RockTenn Merger, if any.

Please carefully review the General Instructions enclosed with this Form of Election and Letter of Transmittal and select ONLY ONE of the four election options below by placing an X in the box to the left of your chosen election.  If you do not select any election, if you select more than one election, if you check the “NO ELECTION” box, if your form is not received by the Exchange Agent by the Election Deadline or if you otherwise fail to properly complete this form, you will be deemed to have elected “NO ELECTION”.

Select ONE of the following options:

☐	STOCK ELECTION—You elect to receive stock consideration with respect to ALL of your shares of RockTenn common stock (one share of Holdings common stock for each share of RockTenn common stock).

☐	CASH ELECTION—You elect to receive cash consideration with respect to ALL of your shares of RockTenn common stock (an amount in cash equal to the volume weighted average price per share of RockTenn common stock on the New York Stock Exchange for the consecutive period over the five trading days immediately preceding (but not including) the third trading day prior to the effective time of the Combination for each share of RockTenn common stock).

☐	MIXED ELECTION—You elect to receive a combination of cash consideration and stock consideration, as specified below:

You elect to receive stock consideration with respect to __________ shares of RockTenn common stock owned by you (one share of Holdings common stock for each share of RockTenn common stock).

You elect to receive cash consideration with respect to __________ shares of RockTenn common stock owned by you (an amount in cash equal to the volume weighted average price per share of RockTenn common stock on the New York Stock Exchange for the consecutive period over the five trading days immediately preceding (but not including) the third trading day prior to the effective time of the Combination for each share of RockTenn common stock).

☐	NO ELECTION—You make no election with respect to ALL of your shares of RockTenn common stock. If you check this box, or otherwise fail to make a proper or timely election, your shares will be treated as described in Instruction 11.

This Form of Election and Letter of Transmittal, if properly completed, executed and delivered, will revoke all other prior dated Forms of Election and Letters of Transmittal submitted by the undersigned.  Please make certain that this Form of Election and Letter of Transmittal is accurate and covers the total number of shares of RockTenn common stock that you own on the date of submission.

4

To be effective, the Exchange Agent must RECEIVE your properly completed and signed Form of Election and Letter of Transmittal, together with any required accompanying evidence of authority, at the appropriate address above prior to the Election Deadline.  Do not send this document to RockTenn or MWV.  If the Exchange Agent does not receive a valid Form of Election and Letter of Transmittal prior to the Election Deadline, you will be deemed to have made “NO ELECTION” with respect to your shares.  This Form of Election and Letter of Transmittal must be completed and returned to the Exchange Agent, together with the applicable share certificate(s) or book-entry delivery of the applicable shares, in order for you to receive your merger consideration (unless the delivery of such certificate(s) or book-entry delivery of the applicable shares is guaranteed in the manner described in Instruction 9).

5

SPECIAL ISSUANCE/PAYMENT
 INSTRUCTIONS

Complete ONLY if the new certificates or book-entry statement for the shares and/or the check for cash are to be issued in the name(s) of someone other than the registered holder(s) in the box below.

SPECIAL DELIVERY
 INSTRUCTIONS

Complete ONLY if the new certificates or book-entry statement for the shares and/or the check for cash are to be mailed to an address other than the address reflected below.

Issue to:	Mail to:
Name(s):	Name(s):
Address:	Address:

(See Instruction 8)	(See Instruction 7)

REGISTERED HOLDER(S)
 MUST SIGN IN THIS BOX

SIGNATURE(S) REQUIRED
 Signature(s) of Registered Holder(s) or Agent

Must be signed by the registered holder(s) EXACTLY as name(s) appears on stock certificate (or confirmation of book-entry transfer, as applicable).  All registered holders must sign.  If signature is by a trustee, executor, administrator, guardian, Attorney-in-fact, officer for a corporation in a fiduciary or representative capacity, or other person, please set forth full title.  See Instruction 8.

SIGNATURE(S) GUARANTEED
 (IF REQUIRED)
See Instruction 8

A signature guarantee is required on the Form of Election and Letter of Transmittal if the name(s) of the person(s) executing the Form of Election and Letter of Transmittal is different from the name(s) of the registered holder(s).  If the election is not for the account of a member of a Securities Transfer Agents’ Medallion Program, Stock Exchange Medallion Program or New York Stock Exchange Medallion Signature Program (an “Eligible Institution”), your signature(s) must be guaranteed by an Eligible Institution.  Note: A notarization by a notary public is not acceptable.

Registered Holder	Authorized Signature

Registered Holder	Name of Firm

Title, if any

Address of Firm—Please Print
Area Code/Phone No.
APPLY MEDALLION GUARANTEE STAMP BELOW

Address—Please Print

6

Notice of Guaranteed Delivery
See Instruction 9

Persons to whom certificate(s) or confirmations of delivery of shares in book-entry form are not immediately available may make an election by completing the Form of Election and Letter of Transmittal and submitting it to the Exchange Agent by the Election Deadline, and by completing the attached Notice of Guaranteed Delivery. The signature(s) must be guaranteed by an Eligible Institution.  Note: A notarization by a notary public is not acceptable.

Authorized Signature

Name of Firm

Title

Address of Firm—Please Print

APPLY MEDALLION GUARANTEE STAMP BELOW

Please sign and provide your tax ID number on the IRS Form W-9 provided herein or complete the appropriate IRS Form W-8, as applicable.  See Instruction 10.

7

INSTRUCTIONS FOR ROCK-TENN COMPANY FORM OF ELECTION AND LETTER OF TRANSMITTAL
 (Please read carefully the instructions below)

1.	Introduction

Rock-Tenn Company, a Georgia corporation (“RockTenn”), MeadWestvaco Corporation, a Delaware corporation (“MWV”), WestRock Company (formerly known as Rome-Milan Holdings, Inc.), a Delaware corporation (“Holdings”), Rome Merger Sub, Inc., a Georgia corporation and wholly owned subsidiary of Holdings (“RockTenn Merger Sub”), and Milan Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of Holdings (“MWV Merger Sub”), have entered into a Second Amended and Restated Business Combination Agreement, dated as of April 17, 2015 and amended as of May 5, 2015 (the “Business Combination Agreement”). Subject to the terms and conditions of the Business Combination Agreement, (i) RockTenn Merger Sub will be merged with and into RockTenn, with RockTenn surviving the merger as a wholly owned subsidiary of Holdings (the “RockTenn Merger”), (ii) MWV Merger Sub will be merged with and into MWV, with MWV surviving the merger as a wholly owned subsidiary of Holdings (the “MWV Merger”), and (iii) MWV, as the surviving corporation of the MWV Merger, will convert to a Delaware limited liability company in accordance with Section 266 of the General Corporation Law of the State of Delaware as soon as practicable after the effective time of the MWV Merger (the “MWV LLC Conversion” and, together with the RockTenn Merger and the MWV Merger, the “Combination”).  As a result of the Combination, (a) Holdings will become the ultimate parent of RockTenn, MWV and their respective subsidiaries and (b) existing RockTenn shareholders will receive shares of common stock, par value $0.01 per share, of Holdings (“Holdings common stock”) or cash, as described in Instruction 11, and existing MWV stockholders will receive shares of Holdings common stock.  RockTenn shareholders and MWV stockholders will not receive any fractional shares of Holdings common stock in the Combination.  Instead, they will receive cash in lieu of any fractional shares of Holdings common stock (see Instruction 12).

Included with these instructions is a Form of Election and Letter of Transmittal that you must complete, sign and return to Computershare Trust Company, N.A. (the “Exchange Agent”) in order to make your election.  The Form of Election and Letter of Transmittal permits you to specify the number of shares of Class A common stock, par value $0.01 per share, of RockTenn (“RockTenn common stock”) with respect to which you elect to receive shares of Holdings common stock and the number of shares of RockTenn common stock with respect to which you elect to receive cash, or that you make no election with respect to your shares of RockTenn common stock.  Also included is a Cash Allocation Addendum that you may (but are not obligated to) complete and return to specify the order of priority in which your different blocks of shares of RockTenn common stock are to be exchanged for cash you receive pursuant to the RockTenn Merger, if any.  FOR YOUR ELECTION TO BE EFFECTIVE, THE EXCHANGE AGENT MUST RECEIVE YOUR FORM OF ELECTION AND LETTER OF TRANSMITTAL AT ONE OF THE ADDRESSES ON THE FORM OF ELECTION AND LETTER OF TRANSMITTAL PRIOR TO THE ELECTION DEADLINE (AS DEFINED BELOW) (SEE INSTRUCTION 2).  IF YOU NEED ASSISTANCE OR ADDITIONAL COPIES OF THE FORM OF ELECTION AND LETTER OF TRANSMITTAL, PLEASE CONTACT GEORGESON INC. (THE “INFORMATION AGENT”), BY CALLING AT (866) 203-9401 (TOLL-FREE) OR AT (781) 575-2137.

A more detailed description of the Business Combination Agreement and of the election, proration and reallocation procedures is included in the joint proxy statement/prospectus of RockTenn, MWV and Holdings relating to the Combination (the “Proxy Statement”).  Before making your election, you should read the Proxy Statement, including the Business Combination Agreement, which is attached as Annex A thereto, in its entirety.  The tax consequences to you of the Combination and the election you make will depend on your own situation.  RockTenn urges you to consult your own tax advisor as to the U.S. Federal income tax consequences of the Combination and the election you make, as well as the effects of state, local and non-U.S. tax laws.

Please read and follow carefully the General Instructions regarding completion of the Form of Election and Letter of Transmittal.  The General Instructions, as well as the terms, conditions and limitations set forth herein, are considered part of the Form of Election and Letter of Transmittal.

If you hold your shares in “street name” through a bank, broker or other nominee, you will need to make your election through that broker, bank or other nominee.  You should contact your broker, bank or other nominee promptly for information on how and when you must give them instructions for your election.

Your submission of a Form of Election and Letter of Transmittal does NOT constitute a vote for the approval of the Business Combination Agreement.  You may submit a Form of Election and Letter of Transmittal even if you have voted, or plan on voting, against the approval of the Business Combination Agreement.  In order to vote your shares of RockTenn common stock for or against the approval of the Business Combination Agreement, you must follow the instructions for voting contained in the Business Combination Agreement, which are described in the Proxy Statement and the accompanying proxy materials.  If the Business Combination Agreement is not adopted by the requisite vote of RockTenn shareholders, or if the Business Combination Agreement is terminated for any other reason, you will not be entitled to any merger consideration and the Form of Election and Letter of Transmittal will be void and of no effect.

2.	Delivery Instructions and Election Deadline

For any election contained therein to be considered, the Form of Election and Letter of Transmittal, properly completed and signed, must be returned to the Exchange Agent, either by mail or by overnight courier, at the appropriate address set forth on the front of the Form of Election and Letter of Transmittal.  You are solely responsible for delivery of the Form of Election and Letter of Transmittal and any other documents required hereby to the Exchange Agent.  Delivery of the Form of Election and Letter of Transmittal to an address other than as set forth on the Form of Election and Letter of Transmittal will NOT constitute a valid delivery to the Exchange Agent.

Forms of Election and Letters of Transmittal must be received by the Exchange Agent no later than the election deadline (the “Election Deadline”), which is expected to be 5:00 p.m., Eastern Time, on June 23, 2015, the date immediately prior to the RockTenn shareholders meeting.  RockTenn and MWV will publicly announce, by press release, the anticipated Election Deadline not more than fifteen business days before, and at least five business days prior to, the anticipated Election Deadline, but you are encouraged to return your Form of Election and Letter of Transmittal as promptly as practicable.  You may also obtain up-to-date information regarding the Election Deadline by calling the Information Agent at (866) 203-9401 (toll-free) or at (781) 575-2137.  Please allow ample time for delivery of your Form of Election and Letter of Transmittal.  If you hold your shares in “street name” through a bank, broker or other nominee, you may have to allow additional time in order to make a timely election.  If the date of the RockTenn shareholders meeting is rescheduled to a subsequent date or if certain regulatory approvals are not obtained prior to the RockTenn shareholders meeting, the Election Deadline will be rescheduled for a subsequent date.  RockTenn and MWV will promptly publicly announce such rescheduled Election Deadline.  Delivery will be deemed effective only when received.  Any shares of RockTenn common stock for which the Exchange Agent does not receive a properly completed Form of Election and Letter of Transmittal at or prior to the Election Deadline will be deemed to be shares in respect of which no election has been made.

3.	Surrender of Certificate(s), Lost Certificate(s)

For any election to be effective, the Form of Election and Letter of Transmittal must be accompanied by the certificate(s) evidencing your shares or confirmation of book-entry transfer, as applicable, and any required accompanying evidence of authority (unless the delivery of such certificate(s) or delivery of the applicable shares in book-entry form is guaranteed in the manner described in Instruction 9).  No stop transfer instructions may be outstanding against any of the shares subject to such certificate(s) or confirmation of book-entry transfer, and any certificate(s) must be in form acceptable for transfer on the books of RockTenn.  Subject to the closing of the Combination and pursuant to the terms of the Business Combination Agreement, if you provide the certificate(s) evidencing your shares of RockTenn common stock or confirmation of book-entry transfer, you (i) represent that you have full authority to surrender without restriction such shares to the Exchange Agent for exchange and (ii) surrender without restriction such shares to the Exchange Agent for exchange.

No alternative, conditional or contingent surrender of RockTenn shares will be accepted and no fractional shares of RockTenn common stock will be exchanged. All shareholders surrendering RockTenn shares, by execution of the Form of Election and Letter of Transmittal, waive any right to receive any notice of the acceptance of their RockTenn shares for exchange upon closing of the Combination.

If your certificate(s) has been lost, stolen, misplaced or destroyed, contact the Exchange Agent at (800) 568-3476 or at (781) 575-2879 prior to submitting a Form of Election and Letter of Transmittal.  The Exchange Agent will instruct you on the procedures to follow.  You will be required to complete certain additional documentation and obtain a lost instrument surety bond and file it with the Exchange Agent.  A Form of Election and Letter of Transmittal and related documents cannot be processed until the procedures for replacing lost or destroyed certificates have been followed.

4.	Termination of Business Combination Agreement

In the event of termination of the Business Combination Agreement, the Exchange Agent will promptly return stock certificates representing shares of RockTenn common stock via registered mail or through a book-entry transfer for shares held in street name.  The Exchange Agent and RockTenn will use their commercially reasonable efforts to facilitate return of RockTenn stock certificates in the event of termination of the Business Combination Agreement, but return of certificates other than by registered mail will only be made at the expense, written direction and risk of the requesting RockTenn shareholder, accompanied by a pre-paid, pre-addressed return courier envelope sent to the Exchange Agent.

5.	Method of Delivery

Your Form of Election and Letter of Transmittal, together with your stock certificate(s) or confirmation of book-entry transfer, as applicable, must be received by the Exchange Agent prior to the Election Deadline (unless the delivery of such certificate(s) or delivery of the applicable shares in book-entry form is guaranteed in the manner described in Instruction 9).  Do not send them to MWV or RockTenn.  The method of delivery (mail or overnight courier) of stock certificate(s), confirmation of book-entry transfer or Notice of Guaranteed Delivery, as applicable, to the Exchange Agent at the appropriate address set forth on the front of the Form of Election and Letter of Transmittal is at the option and risk of the surrendering shareholder.  Delivery will be effective, and risk of loss and title shall pass, only upon proper delivery of the Form of Election and Letter of Transmittal to the Exchange Agent, together with the applicable certificate(s) or confirmation of delivery in book-entry form (unless the delivery of such certificate(s) or delivery of the applicable shares in book-entry form is guaranteed in the manner described in Instruction 9), at the appropriate address set forth on the front of the Form of Election and Letter of Transmittal.  If the stock certificate(s), confirmation of book-entry transfer or Notice of Guaranteed Delivery, as applicable, is sent by mail, registered mail with return receipt requested and properly insured is suggested.  A return envelope is enclosed.

6.	Description of Shares of RockTenn Common Stock Surrendered

The name(s) and address of the registered holder(s) must be included in the box provided.  Please correct these details if they are incorrect or fill in the name and address box if it is blank.  Please ensure that the name(s) and address of the registered holder(s) appears exactly as on the certificate(s) being surrendered or guaranteed for delivery, or the confirmation of book-entry transfer being provided or guaranteed for delivery, as applicable.  If you are surrendering or guaranteeing for delivery one or more stock certificates, you must list all certificate numbers and the number of shares submitted in the relevant boxes provided.  If you hold book-entry shares, you must include the number of book-entry shares held in the box provided for the number of shares submitted or guaranteed for delivery.  By signing and submitting a Form of Election and Letter of Transmittal, you warrant that these shares will not be sold, including through limit order request, unless this Form of Election and Letter of Transmittal is properly revoked pursuant to the instructions herein.

7.	Special Delivery Instructions

If the new certificates or book-entry statement for the shares and/or the check for cash are to be delivered to the registered holders of the existing certificates at an address other than that appearing on the Form of Election and Letter of Transmittal, indicate the name(s) and address in this box.

8.	Signatures

If you have any questions regarding the signing of the Form of Election and Letter of Transmittal, please call the Information Agent at (866) 203-9401 (toll-free) or at (781) 575-2137.

Registered Holders.  The Form of Election and Letter of Transmittal must be signed by the registered holder(s) EXACTLY as their name(s) appears on the stock certificate(s) being surrendered or the confirmation of book-entry transfer, as applicable, without any alteration, enlargement or change whatsoever.  If the shares subject to an election are owned of record by two or more persons, all such persons must sign the Form of Election and Letter of Transmittal.  If any shares are registered in different names on several certificates, it will be necessary to complete, sign and submit as many separate Forms of Election and Letters of Transmittal as there are different registrations.

Person(s) other than Registered Holders.  If checks for cash and new shares of Holdings common stock are to be made payable to or registered in other than the name(s) that appears on the surrendered certificate(s), indicate the name(s) and address in the box entitled “Special Issuance/Payment Instructions”.  The shareholder(s) named will be considered the record owner(s) and must complete the box entitled “Signatures Required” and the Internal Revenue Service (“IRS”) Form W-9.  The shareholder(s) named must pay any transfer or other similar tax required in connection with such payment or registration or must establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.  If the box entitled “Special Issuance/Payment Instructions” is completed, then signatures on the Form of Election and Letter of Transmittal must be guaranteed by a firm that is a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents’ Medallion Program, Stock Exchange Medallion Program or New York Stock Exchange Medallion Signature Program (each, an “Eligible Institution”).  If the surrendered stock certificates are registered in the name of a person other than the person signing the Form of Election and Letter of Transmittal, or if issuance is to be made to a person other than the person signing the Form of Election and Letter of Transmittal or if the issuance is to be made to a person other than the registered owner(s), then the surrendered certificates must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name(s) of the registered owners appear on such certificate(s) or stock power(s), with the signatures on the certificate(s) or stock power(s) guaranteed by an Eligible Institution as provided herein. The signature of a notary public is not sufficient for this purpose.

Fiduciaries and Representatives.  When signing the Form of Election and Letter of Transmittal as trustee, executor, administrator, guardian, Attorney-in-fact, officer for a corporation in a fiduciary or representative capacity, or other person, please give full title as such.  A corporation should sign in its full corporate name by a duly authorized officer, stating such officer’s title.  A partnership should sign in the partnership name by an authorized person, stating such person’s title and relationship to the partnership. Forms of Election and Letters of Transmittal executed by trustees, executors, administrators, guardians, Attorneys-in-fact, officers of corporations in a fiduciary or representative capacity, or others acting in a fiduciary capacity who are not identified as such on the applicable registration must be accompanied by proper evidence of the signing person’s authority to act, or in lieu of such evidence, Guarantee of Signature as described below.

Correction of or Change in Name.  For a correction of name or for a change in name which does not involve a change in ownership, you may proceed as follows: (a) for a change in name by marriage, etc., the Form of Election and Letter of Transmittal should be signed, e.g., “Mary Doe, now by marriage Mary Jones” and (b) for a correction in name, the Form of Election and Letter of Transmittal should be signed, e.g., “James E. Brown, incorrectly inscribed as J.E. Brown.” In such case, the signature on the Form of Election and Letter of Transmittal must, however, be guaranteed by an Eligible Institution.  The signature of a notary public is not sufficient for this purpose.

Guarantee of Signatures.  A signature guarantee is required on the Form of Election and Letter of Transmittal if the name(s) of the person(s) executing the Form of Election and Letter of Transmittal is different from the name(s) of the registered holder(s) of the shares of RockTenn common stock covered by the Form of Election and Letter of Transmittal, and a signature guarantee is required on a stock power accompanying a Form of Election and Letter of Transmittal if the Form of Election and Letter of Transmittal is signed by a person other than the registered holder(s) of the shares covered thereby.  If the election is not for the account of a member of an Eligible Institution, a signature guarantee must be completed by an Eligible Institution. The signature of a notary public is not sufficient for this purpose.

9.	Notice of Guaranteed Delivery

In order for an election to be effective, the Exchange Agent must receive a properly completed Form of Election and Letter of Transmittal, accompanied by stock certificate(s) or confirmation of delivery in book-entry form (unless delivery of such certificate(s) is guaranteed as described below) representing the shares of RockTenn common stock in exchange for which you are electing to receive shares of Holdings common stock or cash in the Combination and which are currently held by you no later than the Election Deadline. Persons to whom share certificate(s) or confirmations of delivery of shares in book-entry form are not immediately available also may make an election by completing the Form of Election and Letter of Transmittal and submitting it to the Exchange Agent by the Election Deadline, and by having the Notice of Guaranteed Delivery properly completed and duly executed by an Eligible Institution (subject to the condition that the stock certificate(s) or confirmation of book-entry delivery, the delivery of which is guaranteed by such completion and due execution, are in fact delivered to the Exchange Agent no later than 5:00 p.m., Eastern Time, on the third business day after the Election Deadline (the “Guaranteed Delivery Deadline”).  Stock certificate(s) or shares delivered in book-entry form that are received after the Guaranteed Delivery Deadline will not be accepted for exchange.

10.	IRS Form W-9

Under U.S. Federal income tax law, a non-exempt shareholder is required to provide the Exchange Agent with such shareholder’s correct Taxpayer Identification Number (“TIN”) on the enclosed IRS Form W-9.  If the certificate(s) is in more than one name or is not in the name of the actual owner, consult the instructions in the enclosed IRS Form W-9 for additional guidance on which number to report.  Failure to provide the information on the form may subject the surrendering shareholder to 28% back-up withholding on the payment of any cash.  The surrendering shareholder must write “Applied For” in the space for the TIN if a TIN has not been issued and the shareholder has applied for a number or intends to apply for a number in the near future.  If a TIN has been applied for and the Exchange Agent is not provided with a TIN before payment is made, the Exchange Agent will withhold 28% on all payments to such surrendering shareholders of any cash consideration due for their former shares.  Please review the instructions in the enclosed IRS Form W-9 for additional details of what TIN to give the Exchange Agent.  Exempt shareholders (including, among others, all C corporations and certain foreign individuals) are not subject to these backup withholding requirements.  To prevent possible erroneous backup withholding, an exempt shareholder should indicate their exempt status on the IRS Form W-9.  See the instructions in the enclosed IRS Form W-9 for additional instructions.  In order for a nonresident alien or foreign entity to qualify as exempt from U.S. Federal withholding tax and backup withholding, such person must submit an appropriate IRS Form W-8 signed under penalties of perjury attesting to such exempt status.  Such form can be obtained from the Exchange Agent or from www.irs.gov.

11.	Proration, Reallocation and No Election

Under the Business Combination Agreement, approximately 49.9% of the issued and outstanding shares of Holdings common stock immediately following the effective time of the Combination will be owned by former RockTenn shareholders, and approximately 50.1% of the issued and outstanding shares of Holdings common stock immediately following the effective time of the Combination will be owned by former MWV stockholders.  In order to achieve this 49.9%/50.1% pro forma ownership between RockTenn shareholders and MWV stockholders, RockTenn shareholder elections may be subject to reallocation and proration procedures and the allocation of no election shares described in the Proxy Statement and as provided in the Business Combination Agreement attached as Annex A thereto.  Accordingly, you may receive a combination of cash and shares of Holdings common stock that is different from what you elected, depending on the elections made by other RockTenn shareholders.

If you check the “No Election” box on the Form of Election and Letter of Transmittal, or do not submit a properly completed and signed Form of Election and Letter of Transmittal to the Exchange Agent by the Election Deadline, and the number of shares of RockTenn common stock for which stock consideration is elected (the “stock electing shares”) exceeds the maximum number of shares of Holdings common stock that can be issued to RockTenn shareholders as consideration in the Combination, such that the RockTenn shareholders’ pro forma ownership of Holdings immediately after the effective time of the Combination does not exceed 49.9% of the issued and outstanding shares of Holdings common stock (the “stock cap number”), then your shares will be converted into the right to receive cash consideration.  If you check the “No Election” box on the Form of Election and Letter of Transmittal, or do not submit a properly completed and signed Form of Election and Letter of Transmittal to the Exchange Agent by the Election Deadline, and the aggregate number of stock electing shares (the “stock election number”) is less than or equal to the stock cap number (the difference between the stock election number and the stock cap number being the “shortfall number”), then your shares will be treated in the following manner: (1) if the shortfall number is less than or equal to the aggregate number of all the shares for which no election is made (the “non-electing shares”), then your shares will be converted into the right to receive stock consideration in respect of that number of shares equal to the product obtained by multiplying (x) the number of shares you own by (y) a fraction, the numerator of which is the shortfall number and the denominator of which is the aggregate number of non-electing shares, with your remaining shares being converted into the right to receive the cash consideration, and (2) if the shortfall number exceeds the aggregate number of non-electing shares, then your shares will be converted into the right to receive the stock consideration.

12.	Fractional Interests

RockTenn shareholders will not receive any fractional shares of Holdings common stock in the Combination.  Instead, they will receive a cash payment in lieu of any fractional shares of Holdings common stock they otherwise would have received in the Combination in accordance with the terms of the Business Combination Agreement.

13.	Revocation or Change of Form of Election and Letter of Transmittal

Any Form of Election and Letter of Transmittal may be revoked or changed by written notice from the person submitting such form to the Exchange Agent, but, to be effective, such notice must be received by the Exchange Agent at or prior to the Election Deadline.  Such notice must specify the person in whose name the election to be revoked has been submitted, the name of the registered holder thereof and the numbers shown on the certificate(s) or book-entry transfer representing the shares subject to the election being revoked. In the event that a Form of Election and Letter of Transmittal is revoked, the shares of RockTenn common stock as to which an election was made in such Form of Election and Letter of Transmittal will be treated as shares in respect of which no election has been made, except to the extent a subsequent election is properly made by the holder of such shares prior to the Election Deadline.

If you revoke your election, you may subsequently submit a new election prior to the Election Deadline for shares you own as of the date of submission of such new Form of Election and Letter of Transmittal.  Such Form of Election and Letter of Transmittal must be received by the Exchange Agent prior to the Election Deadline and must otherwise comply with, and will be subject to the terms and conditions of, the Form of Election and Letter of Transmittal (except for in relation to the delivery of previously-delivered certificate(s) or confirmation of delivery of shares in book-entry form representing surrendered RockTenn shares or a previously-delivered Notice of Guaranteed Delivery provided in accordance with Instruction 9).  You cannot revoke or change your election after the Election Deadline.

14.	Purchase, Sale or Transfer of RockTenn Shares

If you are making a mixed stock and cash election and purchase additional shares of RockTenn common stock after submitting your Form of Election and Letter of Transmittal, you will need to submit a new Form of Election and Letter of Transmittal prior to the Election Deadline to cover all of your shares, including such additional shares.  If you are making a mixed stock and cash election and you do not submit a new Form of Election and Letter of Transmittal prior to the Election Deadline to cover additional shares acquired by you after the date on which you submit the Form of Election and Letter of Transmittal, you will be deemed to have made “NO ELECTION” with respect to the additional shares of RockTenn common stock that you have acquired.  By signing and submitting a Form of Election and Letter of Transmittal, you warrant that the RockTenn shares represented by the Form of Election and Letter of Transmittal will not be sold, including through limit order request, unless the Form of Election and Letter of Transmittal has been properly revoked pursuant to the instructions herein.

15.	Disputes

Subject to the terms of the Business Combination Agreement and the Form of Election and Letter of Transmittal, the Exchange Agent will have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Forms of Election and Letters of Transmittal.  Any good faith decisions of the Exchange Agent regarding such matters will be binding and conclusive.  None of RockTenn, MWV, Holdings, RockTenn Merger Sub, MWV Merger Sub or the Exchange Agent shall be under any obligation to notify any person of any defect in a Form of Election and Letter of Transmittal.

16.	Cash Allocation Addendum (Optional)

Regardless of what election you make with respect to your shares of RockTenn common stock, if you own different blocks of shares of RockTenn common stock that you acquired at different times and/or at different prices, you may (but are not obligated to) complete the Cash Allocation Addendum included herewith and return it together with your Form of Election and Letter of Transmittal to specify the order of priority in which your different blocks of shares of RockTenn common stock are to be exchanged for cash you receive pursuant to the RockTenn Merger, if any.  The Cash Allocation Addendum is solely for your individual tax position and will have no effect on RockTenn or MWV or any of their affiliates.  In particular, the Cash Allocation Addendum will have no effect on the amount of cash consideration or stock consideration you will receive pursuant to the Combination, which will be determined solely by the election you make with respect to your shares and the proration and reallocation procedures described in the Proxy Statement and as provided in the Business Combination Agreement.  Neither RockTenn nor MWV, nor any of their respective affiliates, advisors or representatives can provide you with any assurance about the effects of submitting the Cash Allocation Addendum, including whether the IRS will accept the Cash Allocation Addendum as a basis for the tax treatment of the Combination.  You should consult your own tax advisor before completing and signing the Cash Allocation Addendum.  If any of your shares are held in “street name” through a bank, broker or other nominee, you should not complete the Cash Allocation Addendum.  However, you may consult your bank, broker or other nominee regarding the feasibility of making a similar allocation with respect to such shares.

17.	Elections Effective Only upon Completion of the Combination

An election made on the Form of Election and Letter of Transmittal will be effective only upon the completion of the Combination, which is subject to the satisfaction of a number of conditions described in the Proxy Statement.  If the Business Combination Agreement is terminated for any reason, all Forms of Election and Letters of Transmittal will be void and of no effect.

18.	Miscellaneous

If the space provided in the Form of Election and Letter of Transmittal is inadequate, your RockTenn stock certificate numbers and the number of shares of RockTenn common stock represented thereby should be listed on a separate schedule and attached to the Form of Election and Letter of Transmittal.

19.	Inquiries

If you have any questions about, or need additional copies of, the Form of Election and Letter of Transmittal, please call the Information Agent at (866) 203-9401 (toll-free) or at (781) 575-2137.

Form W-9 (Rev. December 2014) Department of the Treasury Internal Revenue Service	Request for Taxpayer Identification Number and Certification	Give Form to the requester. Do not send to the IRS.

Print or type See Specific Instructions on page 2.	1 Name (as shown on your income tax return). Name is required on this line; do not leave this line blank.
2 Business name/disregarded entity name, if different from above
3 Check appropriate box for federal tax classification; check only one of the following seven boxes:
4 Exemptions (codes apply only to certain entities, not individuals; see instructions on page 3):
Exempt payee code (if any)_______
Exemption from FATCA reporting
code (if any)_________
(Applies to accounts maintained outside the U.S.)

	□ Individual/sole proprietor or single-member LLC	□ C Corporation	□ S Corporation	□ Partnership	□Trust/estate
□ Limited liability company. Enter the tax classification (C=C corporation, S=S corporation, P=partnership) ▶ _________
Note. For a single-member LLC that is disregarded, do not check LLC; check the appropriate box in the line above for the tax classification of the single-member owner.
□ Other (see instructions) ▶
	5 Address (number, street, and apt. or suite no.)				Requester’s name and address (optional)
6 City, state, and ZIP code
7 List account number(s) here (optional)

Part I	Taxpayer Identification Number (TIN)
Enter your TIN in the appropriate box. The TIN provided must match the name given on line 1 to avoid backup withholding. For individuals, this is generally your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the Part I instructions on page 3. For other entities, it is your employer identification number (EIN). If you do not have a number, see How to get a TIN on page 3.
Social security number
		–	–
or
Note. If the account is in more than one name, see the instructions for line 1 and the chart on page 4 for guidelines on whose number to enter.	Employer identification number
–

Part II	Certification
Under penalties of perjury, I certify that:
1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and
2.  I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

3. I am a U.S. citizen or other U.S. person (defined below); and
4. The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct.
Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions on page 3.

Sign Here	Signature of U.S. person ▶	Date ▶

General Instructions
Section references are to the Internal Revenue Code unless otherwise noted.
Future developments. Information about developments affecting Form W-9 (such as legislation enacted after we release it) is at www.irs.gov/fw9.

Purpose of Form
An individual or entity (Form W-9 requester) who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) which may be your social security number (SSN), individual taxpayer identification number (ITIN), adoption taxpayer identification number (ATIN), or employer identification number (EIN), to report on an information return the amount paid to you, or other amount reportable on an information return. Examples of information returns include, but are not limited to, the following:
● Form 1099-INT (interest earned or paid)
● Form 1099-DIV (dividends, including those from stocks or mutual funds)
● Form 1099-MISC (various types of income, prizes, awards, or gross proceeds)
● Form 1099-B (stock or mutual fund sales and certain other transactions by brokers)
● Form 1099-S (proceeds from real estate transactions)
● Form 1099-K (merchant card and third party network transactions)

● Form 1098 (home mortgage interest), 1098-E (student loan interest), 1098-T (tuition)
● Form 1099-C (canceled debt)
● Form 1099-A (acquisition or abandonment of secured property)
Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN.
If you do not return Form W-9 to the requester with a TIN, you might be subject to backup withholding. See What is backup withholding? on page 2.
By signing the filled-out form, you:
1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued),
2. Certify that you are not subject to backup withholding, or
3. Claim exemption from backup withholding if you are a U.S. exempt payee. If applicable, you are also certifying that as a U.S. person, your allocable share of any partnership income from a U.S. trade or business is not subject to the withholding tax on foreign partners' share of effectively connected income, and
4. Certify that FATCA code(s) entered on this form (if any) indicating that you are exempt from the FATCA reporting, is correct. See What is FATCA reporting? on page 2 for further information.

Cat. No. 10231X	Form W-9 (Rev. 12-2014)

Form W-9 (Rev. 12-2014)	Page 2

Note. If you are a U.S. person and a requester gives you a form other than Form W-9 to request your TIN, you must use the requester’s form if it is substantially similar to this Form W-9.
Definition of a U.S. person. For federal tax purposes, you are considered a U.S. person if you are:
● An individual who is a U.S. citizen or U.S. resident alien;
● A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States;
● An estate (other than a foreign estate); or
● A domestic trust (as defined in Regulations section 301.7701-7).
Special rules for partnerships. Partnerships that conduct a trade or business in the United States are generally required to pay a withholding tax under section 1446 on any foreign partners’ share of effectively connected taxable income from such business. Further, in certain cases where a Form W-9 has not been received, the rules under section 1446 require a partnership to presume that a partner is a foreign person, and pay the section 1446 withholding tax. Therefore, if you are a U.S. person that is a partner in a partnership conducting a trade or business in the United States, provide Form W-9 to the partnership to establish your U.S. status and avoid section 1446 withholding on your share of partnership income.
In the cases below, the following person must give Form W-9 to the partnership for purposes of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States:
● In the case of a disregarded entity with a U.S. owner, the U.S. owner of the disregarded entity and not the entity;
● In the case of a grantor trust with a U.S. grantor or other U.S. owner, generally, the U.S. grantor or other U.S. owner of the grantor trust and not the trust; and
● In the case of a U.S. trust (other than a grantor trust), the U.S. trust (other than a grantor trust) and not the beneficiaries of the trust.
Foreign person. If you are a foreign person or the U.S. branch of a foreign bank that has elected to be treated as a U.S. person, do not use Form W-9. Instead, use the appropriate Form W-8 or Form 8233 (see Publication 515, Withholding of Tax on Nonresident Aliens and Foreign Entities).
Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a “saving clause.” Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes.
If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items:
1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien.
2. The treaty article addressing the income.
3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions.
4. The type and amount of income that qualifies for the exemption from tax.
5. Sufficient facts to justify the exemption from tax under the terms of the treaty article.
Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption.
If you are a nonresident alien or a foreign entity, give the requester the appropriate completed Form W-8 or Form 8233.
Backup Withholding
What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS 28% of such payments. This is called “backup withholding.” Payments that may be subject to backup withholding include interest, tax-exempt interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, payments made in settlement of payment card and third party network transactions, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding.
You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return.
Payments you receive will be subject to backup withholding if:
1. You do not furnish your TIN to the requester,
2. You do not certify your TIN when required (see the Part II instructions on page 3 for details),

3. The IRS tells the requester that you furnished an incorrect TIN,
4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or
5. You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only).
Certain payees and payments are exempt from backup withholding. See Exempt payee code on page 3 and the separate Instructions for the Requester of Form W-9 for more information.
Also see Special rules for partnerships above.
What is FATCA reporting?
The Foreign Account Tax Compliance Act (FATCA) requires a participating foreign financial institution to report all United States account holders that are specified United States persons. Certain payees are exempt from FATCA reporting. See Exemption from FATCA reporting code on page 3 and the Instructions for the Requester of Form W-9 for more information.
Updating Your Information
You must provide updated information to any person to whom you claimed to be an exempt payee if you are no longer an exempt payee and anticipate receiving reportable payments in the future from this person. For example, you may need to provide updated information if you are a C corporation that elects to be an S corporation, or if you no longer are tax exempt. In addition, you must furnish a new Form W-9 if the name or TIN changes for the account; for example, if the grantor of a grantor trust dies.
Penalties
Failure to furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.
Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.
Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.
Misuse of TINs. If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties.
Specific Instructions
Line 1
You must enter one of the following on this line; do not leave this line blank. The name should match the name on your tax return.
If this Form W-9 is for a joint account, list first, and then circle, the name of the person or entity whose number you entered in Part I of Form W-9.
   a. Individual. Generally, enter the name shown on your tax return. If you have changed your last name without informing the Social Security Administration (SSA) of the name change, enter your first name, the last name as shown on your social security card, and your new last name.
Note. ITIN applicant: Enter your individual name as it was entered on your Form W-7 application, line 1a. This should also be the same as the name you entered on the Form 1040/1040A/1040EZ you filed with your application.
   b. Sole proprietor or single-member LLC. Enter your individual name as shown on your 1040/1040A/1040EZ on line 1. You may enter your business, trade, or “doing business as” (DBA) name on line 2.
   c. Partnership, LLC that is not a single-member LLC, C Corporation, or S Corporation. Enter the entity's name as shown on the entity's tax return on line 1 and any business, trade, or DBA name on line 2.
   d. Other entities. Enter your name as shown on required U.S. federal tax documents on line 1. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on line 2.
   e. Disregarded entity. For U.S. federal tax purposes, an entity that is disregarded as an entity separate from its owner is treated as a “disregarded entity.” See Regulations section 301.7701-2(c)(2)(iii). Enter the owner's name on line 1. The name of the entity entered on line 1 should never be a disregarded entity. The name on line 1 should be the name shown on the income tax return on which the income should be reported. For example, if a foreign LLC that is treated as a disregarded entity for U.S. federal tax purposes has a single owner that is a U.S. person, the U.S. owner's name is required to be provided on line 1. If the direct owner of the entity is also a disregarded entity, enter the first owner that is not disregarded for federal tax purposes. Enter the disregarded entity's name on line 2, “Business name/disregarded entity name.” If the owner of the disregarded entity is a foreign person, the owner must complete an appropriate Form W-8 instead of a Form W-9. This is the case even if the foreign person has a U.S. TIN.

Form W-9 (Rev. 12-2014)	Page 3

Line 2
If you have a business name, trade name, DBA name, or disregarded entity name, you may enter it on line 2.
Line 3
Check the appropriate box in line 3 for the U.S. federal tax classification of the person whose name is entered on line 1. Check only one box in line 3.
Limited Liability Company (LLC). If the name on line 1 is an LLC treated as a partnership for U.S. federal tax purposes, check the “Limited Liability Company” box and enter “P” in the space provided. If the LLC has filed Form 8832 or 2553 to be taxed as a corporation, check the “Limited Liability Company” box and in the space provided enter “C” for C corporation or “S” for S corporation. If it is a single-member LLC that is a disregarded entity, do not check the “Limited Liability Company” box; instead check the first box in line 3 “Individual/sole proprietor or single-member LLC.”
Line 4, Exemptions
If you are exempt from backup withholding and/or FATCA reporting, enter in the appropriate space in line 4 any code(s) that may apply to you.
Exempt payee code.
● Generally, individuals (including sole proprietors) are not exempt from backup withholding.
● Except as provided below, corporations are exempt from backup withholding for certain payments, including interest and dividends.
● Corporations are not exempt from backup withholding for payments made in settlement of payment card or third party network transactions.
● Corporations are not exempt from backup withholding with respect to attorneys' fees or gross proceeds paid to attorneys, and corporations that provide medical or health care services are not exempt with respect to payments reportable on Form 1099-MISC.
The following codes identify payees that are exempt from backup withholding. Enter the appropriate code in the space in line 4.
1–An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2)
2–The United States or any of its agencies or instrumentalities
3–A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities
4–A foreign government or any of its political subdivisions, agencies, or instrumentalities
5–A corporation
6–A dealer in securities or commodities required to register in the United States, the District of Columbia, or a U.S. commonwealth or possession
7–A futures commission merchant registered with the Commodity Futures Trading Commission
8–A real estate investment trust
9–An entity registered at all times during the tax year under the Investment Company Act of 1940
10–A common trust fund operated by a bank under section 584(a)
11–A financial institution
12—A middleman known in the investment community as a nominee or custodian
13–A trust exempt from tax under section 664 or described in section 4947
The following chart shows types of payments that may be exempt from backup withholding. The chart applies to the exempt payees listed above, 1 through 13.

[2]However, the following payments made to a corporation and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys' fees, gross proceeds paid to an attorney reportable under section 6045(f), and payments for services paid by a federal executive agency.
Exemption from FATCA reporting code. The following codes identify payees that are exempt from reporting under FATCA. These codes apply to persons submitting this form for accounts maintained outside of the United States by certain foreign financial institutions. Therefore, if you are only submitting this form for an account you hold in the United States, you may leave this field blank. Consult with the person requesting this form if you are uncertain if the financial institution is subject to these requirements. A requester may indicate that a code is not required by providing you with a Form W-9 with “Not Applicable” (or any similar indication) written or printed on the line for a FATCA exemption code.
A–An organization exempt from tax under section 501(a) or any individual retirement plan as defined in section 7701(a)(37)
B–The United States or any of its agencies or instrumentalities
C–A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities
D–A corporation the stock of which is regularly traded on one or more established securities markets, as described in Regulations section 1.1472-1(c)(1)(i)
E–A corporation that is a member of the same expanded affiliated group as a corporation described in Regulations section 1.1472-1(c)(1)(i)
F–A dealer in securities, commodities, or derivative financial instruments (including notional principal contracts, futures, forwards, and options) that is registered as such under the laws of the United States or any state
G–A real estate investment trust
H–A regulated investment company as defined in section 851 or an entity registered at all times during the tax year under the Investment Company Act of 1940
I–A common trust fund as defined in section 584(a)
J–A bank as defined in section 581
K–A broker
L–A trust exempt from tax under section 664 or described in section 4947(a)(1)
M–A tax exempt trust under a section 403(b) plan or section 457(g) plan
Note. You may wish to consult with the financial institution requesting this form to determine whether the FATCA code and/or exempt payee code should be completed.
Line 5
Enter your address (number, street, and apartment or suite number). This is where the requester of this Form W-9 will mail your information returns.
Line 6
Enter your city, state, and ZIP code.
Part I. Taxpayer Identification Number (TIN)
Enter your TIN in the appropriate box. If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it in the social security number box. If you do not have an ITIN, see How to get a TIN below.
If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN. However, the IRS prefers that you use your SSN.
If you are a single-member LLC that is disregarded as an entity separate from its owner (see Limited Liability Company (LLC) on this page), enter the owner’s SSN (or EIN, if the owner has one). Do not enter the disregarded entity’s EIN. If the LLC is classified as a corporation or partnership, enter the entity’s EIN.
Note. See the chart on page 4 for further clarification of name and TIN combinations.
How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local SSA office or get this form online at www.ssa.gov. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov/businesses and clicking on Employer Identification Number (EIN) under Starting a Business. You can get Forms W-7 and SS-4 from the IRS by visiting IRS.gov or by calling 1-800-TAX-FORM (1-800-829-3676).
If you are asked to complete Form W-9 but do not have a TIN, apply for a TIN and write “Applied For” in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.
Note. Entering “Applied For” means that you have already applied for a TIN or that you intend to apply for one soon.
Caution: A disregarded U.S. entity that has a foreign owner must use the appropriate Form W-8.

IF the payment is for . . .	THEN the payment is exempt for . . .
Interest and dividend payments	All exempt payees except for 7
Broker transactions
Exempt payees 1 through 4 and 6 through 11 and all C corporations. S corporations must not enter an exempt payee code because they are exempt only for sales of noncovered securities acquired prior to 2012.

Barter exchange transactions and patronage dividends	Exempt payees 1 through 4
Payments over $600 required to be reported and direct sales over $5,000[1]	Generally, exempt payees 1 through 5[2]
Payments made in settlement of payment card or third party network transactions	Exempt payees 1 through 4
[1]See Form 1099-MISC, Miscellaneous Income, and its instructions.

Form W-9 (Rev. 12-2014)	Page 4

Part II. Certification
To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if items 1, 4, or 5 below indicate otherwise.
   For a joint account, only the person whose TIN is shown in Part I should sign (when required). In the case of a disregarded entity, the person identified on line 1 must sign. Exempt payees, see Exempt payee code earlier.
Signature requirements. Complete the certification as indicated in items 1 through 5 below.
   1. Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification.
   2. Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form.
   3. Real estate transactions. You must sign the certification. You may cross out item 2 of the certification.
   4. Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. “Other payments” include payments made in the course of the requester’s trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments made in settlement of payment card and third party network transactions, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations).
   5. Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), IRA, Coverdell ESA, Archer MSA or HSA contributions or distributions, and pension distributions. You must give your correct TIN, but you do not have to sign the certification.

[3] You must show your individual name and you may also enter your business or DBA name on the “Business name/disregarded entity” name line. You may use either your SSN or EIN (if you have one), but the IRS encourages you to use your SSN.
[4] List first and circle the name of the trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.) Also see Special rules for partnerships on page 2.
*Note. Grantor also must provide a Form W-9 to trustee of trust.
Note. If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.
Secure Your Tax Records from Identity Theft
Identity theft occurs when someone uses your personal information such as your name, SSN, or other identifying information, without your permission, to commit fraud or other crimes. An identity thief may use your SSN to get a job or may file a tax return using your SSN to receive a refund.
   To reduce your risk:
● Protect your SSN,
● Ensure your employer is protecting your SSN, and
● Be careful when choosing a tax preparer.
   If your tax records are affected by identity theft and you receive a notice from the IRS, respond right away to the name and phone number printed on the IRS notice or letter.
   If your tax records are not currently affected by identity theft but you think you are at risk due to a lost or stolen purse or wallet, questionable credit card activity or credit report, contact the IRS Identity Theft Hotline at 1-800-908-4490 or submit Form 14039.
   For more information, see Publication 4535, Identity Theft Prevention and Victim Assistance.
   Victims of identity theft who are experiencing economic harm or a system problem, or are seeking help in resolving tax problems that have not been resolved through normal channels, may be eligible for Taxpayer Advocate Service (TAS) assistance. You can reach TAS by calling the TAS toll-free case intake line at 1-877-777-4778 or TTY/TDD 1-800-829-4059.
Protect yourself from suspicious emails or phishing schemes. Phishing is the creation and use of email and websites designed to mimic legitimate business emails and websites. The most common act is sending an email to a user falsely claiming to be an established legitimate enterprise in an attempt to scam the user into surrendering private information that will be used for identity theft.
   The IRS does not initiate contacts with taxpayers via emails. Also, the IRS does not request personal detailed information through email or ask taxpayers for the PIN numbers, passwords, or similar secret access information for their credit card, bank, or other financial accounts.
   If you receive an unsolicited email claiming to be from the IRS, forward this message to phishing@irs.gov. You may also report misuse of the IRS name, logo, or other IRS property to the Treasury Inspector General for Tax Administration (TIGTA) at 1-800-366-4484. You can forward suspicious emails to the Federal Trade Commission at: spam@uce.gov or contact them at www.ftc.gov/idtheft or 1-877-IDTHEFT (1-877-438-4338).
   Visit IRS.gov to learn more about identity theft and how to reduce your risk.

What Name and Number To Give the Requester
For this type of account:		Give name and SSN of:
1.	Individual	The individual
2.	Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account[1]
3.	Custodian account of a minor (Uniform Gift to Minors Act)	The minor[2]
4.	a. The usual revocable savings trust (grantor is also trustee) b. So-called trust account that is not a legal or valid trust under state law	The grantor-trustee[1] The actual owner[1]
5.	Sole proprietorship or disregarded entity owned by an individual	The owner[3]
6.	Grantor trust filing under Optional Form 1099 Filing Method 1 (see Regulations section 1.671-4(b)(2)(i)(A))	The grantor*
Privacy Act Notice
	For this type of account:	Give name and EIN of:
Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons (including federal agencies) who are required to file information returns with the IRS to report interest, dividends, or certain other income paid to you; mortgage interest you paid; the acquisition or abandonment of secured property; the cancellation of debt; or contributions you made to an IRA, Archer MSA, or HSA. The person collecting this form uses the information on the form to file information returns with the IRS, reporting the above information. Routine uses of this information include giving it to the Department of Justice for civil and criminal litigation and to cities, states, the District of Columbia, and U.S. commonwealths and possessions for use in administering their laws. The information also may be disclosed to other countries under a treaty, to federal and state agencies to enforce civil and criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism. You must provide your TIN whether or not you are required to file a tax return. Under section 3406, payers must generally withhold a percentage of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to the payer. Certain penalties may also apply for providing false or fraudulent information.

7.	Disregarded entity not owned by an individual	The owner
8.	A valid trust, estate, or pension trust	Legal entity[4]
9.	Corporation or LLC electing corporate status on Form 8832 or Form 2553	The corporation
10.	Association, club, religious, charitable, educational, or other tax-exempt organization	The organization
11.	Partnership or multi-member LLC	The partnership
12.	A broker or registered nominee	The broker or nominee
13.	Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity
14.	Grantor trust filing under the Form 1041 Filing Method or the Optional Form 1099 Filing Method 2 (see Regulations section 1.671-4(b)(2)(i)(B))	The trust
[1] List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person’s number must be furnished.
[2] Circle the minor’s name and furnish the minor’s SSN.

CASH ALLOCATION ADDENDUM (OPTIONAL)

This optional Cash Allocation Addendum (the “Addendum”) applies to RockTenn shareholders who hold different blocks of shares of RockTenn common stock that were acquired at different times and/or at different prices.  Any realized gain or loss to such shareholders pursuant to the Combination will be determined separately for each block of shares of RockTenn common stock.  If you receive both cash and Holdings common stock in the aggregate, a loss realized on the exchange of one block of shares cannot be used to offset a gain realized on the exchange of another block of shares.

Regardless of what election you make with respect to your shares of RockTenn common stock, you may receive a combination of consideration that includes cash, given the proration and reallocation procedures described in the Proxy Statement and as provided in the Business Combination Agreement.  Moreover, at the time you submit your Form of Election and Letter of Transmittal, you will not know the extent to which such proration and reallocation procedures will impact the combination of consideration you receive, and therefore you will not know how many of your shares of RockTenn common stock will be exchanged for cash.  You may designate, on the table below, the order of priority in which your different blocks of shares of RockTenn common stock are to be exchanged for cash you receive pursuant to the RockTenn Merger, if any.

If you choose to submit this Addendum, please read the instructions set forth below, and then complete, sign and return this Addendum together with your Form of Election and Letter of Transmittal.  THIS ADDENDUM IS SOLELY FOR YOUR INDIVIDUAL TAX POSITION AND WILL HAVE NO EFFECT ON ROCKTENN OR MWV OR ANY OF THEIR RESPECTIVE AFFILIATES.  IN PARTICULAR, NOTHING IN THIS ADDENDUM WILL AFFECT THE AMOUNT OF CASH CONSIDERATION OR STOCK CONSIDERATION YOU RECEIVE PURSUANT TO THE COMBINATION, WHICH WILL BE DETERMINED SOLELY BY THE ELECTION YOU MAKE WITH RESPECT TO YOUR SHARES AND THE PRORATION AND REALLOCATION PROCEDURES DESCRIBED IN THE PROXY STATEMENT AND AS PROVIDED IN THE BUSINESS COMBINATION AGREEMENT.  MOREOVER, THIS ADDENDUM IS PROVIDED SOLELY FOR THE CONVENIENCE OF ROCKTENN SHAREHOLDERS, AND NEITHER ROCKTENN NOR MWV, NOR ANY OF THEIR RESPECTIVE AFFILIATES, ADVISORS OR REPRESENTATIVES IS PROVIDING ANY TAX ADVICE BY MAKING THIS ADDENDUM AVAILABLE TO YOU.  NEITHER ROCKTENN NOR MWV, NOR ANY OF THEIR RESPECTIVE AFFILIATES, ADVISORS OR REPRESENTATIVES, CAN PROVIDE YOU WITH ANY ASSURANCE ABOUT THE EFFECTS OF SUBMITTING THIS ADDENDUM OR ANY DESIGNATION MADE ON THIS ADDENDUM, INCLUDING WHETHER THE IRS WILL ACCEPT THIS ADDENDUM AS A BASIS FOR THE TAX TREATMENT OF THE COMBINATION.  PLEASE CONSULT YOUR TAX ADVISOR FOR ADVICE CONCERNING THE USE OF THIS ADDENDUM.

Order of Priority for Allocation of Cash Consideration to Blocks of Shares of RockTenn Common Stock

Block Number	Purchase Date	Number of Shares	Price Per Share	Total Purchase Price
1
2
3
4
5

Signature of Shareholder	Date

INSTRUCTIONS FOR COMPLETING THIS ADDENDUM:

1.	The chart expresses your intent that cash will be treated as being allocated first to all the shares of RockTenn common stock in Block Number 1, then to all the shares of RockTenn common stock in Block Number 2, and so on, until all of the cash you receive is allocated by this Addendum or until no more blocks of shares are designated by this Addendum, and that if there is enough cash to exchange for some but not all of the shares in a particular block, that cash will be allocated to the maximum possible number of shares within that particular block.

2.	Any block of shares that you include in this Addendum should consist only of shares that you bought on the same date and for the same price per share. If there is not enough space provided above, you may copy this Addendum as many times as necessary and complete and sign each copy in accordance with these instructions, adjusting the “Block Numbers” as appropriate.

3.	Under “Purchase Date,” provide the date on which you purchased the corresponding block of shares of RockTenn common stock.

4.	Under “Number of Shares,” provide the number of shares of RockTenn common stock that you purchased on the same date for the same price.

5.	Under “Price Per Share” and “Total Purchase Price,” provide the price per share and the total purchase price of the corresponding block of shares of RockTenn common stock.

This Addendum is provided solely for the convenience of RockTenn shareholders for their individual tax positions.  The blocks of shares that you include in this Addendum, and the order in which you list those blocks, may affect how you are taxed in connection with the RockTenn Merger.  Neither RockTenn nor MWV, nor any of their respective affiliates, advisors or representatives, can provide you with any assurance about the effects of submitting this Addendum or any designation made on this Addendum, including whether the IRS will accept this Addendum as a basis for the tax treatment of the RockTenn Merger.  As a result, it is important that you consult your own tax advisor before completing this Addendum.  You should also read the section in the Proxy Statement titled “The Adoption of the Combination Agreement—Material U.S. Federal Income Tax Consequences of the Combination—U.S. Federal Income Tax Consequences of the RockTenn Merger to U.S. Holders of RockTenn Common Stock” beginning on page 131.

2

NOTICE OF GUARANTEED DELIVERY OF
SHARES OF ROCKTENN COMMON STOCK
PURSUANT TO THE FORM OF ELECTION AND LETTER OF TRANSMITTAL
(NOT TO BE USED FOR SIGNATURE GUARANTEE) (OPTIONAL)

This form must be used to guarantee delivery of shares of common stock of RockTenn to Computershare Trust Company, N.A., the Exchange Agent, if stock certificates or confirmation of book-entry delivery for shares of RockTenn common stock cannot be delivered to the Exchange Agent prior to the Election Deadline.

This form, when properly completed and duly executed, may be delivered by hand, mail or facsimile transmission to the Exchange Agent as follows:

If delivering by mail: Computershare Trust Company, N.A. c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940	If delivering by overnight courier: Computershare Trust Company, N.A. c/o Voluntary Corporate Actions 250 Royall Street, Suite V Canton, MA 02021

Delivery of this form to an address other than as set forth above does not constitute valid delivery.

This form is not to be used if your stock certificate(s) is lost, mutilated or destroyed.

This form is not to be used to guarantee signatures.  If a signature on the Form of Election and Letter of Transmittal is required to be guaranteed, the medallion signature guarantee must appear in the applicable space provided in the signature box on the Form of Election and Letter of Transmittal.

Ladies and Gentlemen:

The undersigned hereby surrenders to the Exchange Agent, upon the terms and subject to the conditions set forth in the Form of Election and Letter of Transmittal and related instructions, receipt of which is hereby acknowledged, the number of shares of RockTenn common stock specified below pursuant to the guaranteed delivery procedure set forth below.

Please type or print.
Certificate Nos. (if available):
(Signature)
Date:
Number of Shares:	If the shares will be delivered by book-entry delivery, fill in the applicable account number below:
Name(s):
Address:	The Depository Trust Company (DTC)
DTC Account Number:
Area Code(s) and Telephone Number(s):	Transaction Code Number:

GUARANTEED DELIVERY PROCEDURE

In order for an election to be effective, the Exchange Agent must receive a properly completed Form of Election and Letter of Transmittal, accompanied by stock certificate(s) or confirmation of book-entry delivery representing shares of RockTenn common stock covered by your Form of Election and Letter of Transmittal by the Election Deadline.  Persons to whom stock certificate(s) or confirmations of delivery of shares in book-entry form are not immediately available also may make an election by (i) having this Notice of Guaranteed Delivery properly completed and duly executed by a member of a Securities Transfer Agents’ Medallion Program, Stock Exchange Medallion Program or New York Stock Exchange Medallion Signature Program (an “Eligible Institution”), and (ii) submitting it, together with a properly completed Form of Election and Letter of Transmittal, to the Exchange Agent by the Election Deadline.  The validity of this election is subject to the condition that the stock certificate(s) or confirmation of book-entry delivery, the delivery of which is hereby guaranteed, is delivered to the Exchange Agent no later than 5:00 p.m., Eastern Time, on the third business day after the Election Deadline (the “Guaranteed Delivery Deadline”).  Stock certificate(s) received after the Guaranteed Delivery Deadline will not be accepted for exchange.

If the Exchange Agent does not receive a properly completed Form of Election and Letter of Transmittal, accompanied by the necessary stock certificate(s) or confirmation of book-entry delivery, by the Election Deadline (unless (i) a Notice of Guaranteed Delivery, accompanied by a properly completed Form of Election and Letter of Transmittal, has been properly completed and delivered by the Election Deadline and (ii) the stock certificate(s) or confirmation of book-entry delivery described in this Notice of Guaranteed Delivery are received by the Exchange Agent by the Guaranteed Delivery Deadline), the stockholder will be deemed to have not made an election and will receive the merger consideration paid to non-electing shares as further described in the Proxy Statement.
2

DELIVERY GUARANTEE
(NOT TO BE USED FOR A SIGNATURE GUARANTEE)

THE UNDERSIGNED, A MEMBER OF A SECURITIES TRANSFER AGENTS’ MEDALLION PROGRAM, STOCK EXCHANGE MEDALLION PROGRAM OR NEW YORK STOCK EXCHANGE MEDALLION SIGNATURE PROGRAM  (EACH OF THE FOREGOING CONSTITUTING AN “ELIGIBLE INSTITUTION”), GUARANTEES THE DELIVERY TO THE EXCHANGE AGENT OF THE SHARES SURRENDERED HEREBY, IN PROPER FORM FOR TRANSFER, OR A CONFIRMATION THAT THE SHARES SURRENDERED HEREBY HAVE BEEN DELIVERED INTO THE EXCHANGE AGENT’S ACCOUNT AT THE DEPOSITORY TRUST COMPANY, NO LATER THAN THE GUARANTEED DELIVERY DEADLINE.

The Eligible Institution that completes this form must communicate the guarantee to the Exchange Agent and must deliver the stock certificate(s) or confirmation of book-entry delivery representing the shares of RockTenn common stock to the Exchange Agent no later than the Guaranteed Delivery Deadline. Failure to do so could result in a financial loss to such Eligible Institution.

Authorized Signature:

Name:

Title:

Name of Firm:

Address (including zip code):

Area Code and Telephone Number:

Date:

3

ROCK-TENN COMPANY

ELECTION OF MERGER CONSIDERATION

THE RIGHT TO MAKE AN ELECTION IS EXPECTED TO EXPIRE AT 5:00 P.M., EASTERN TIME, ON JUNE 23, 2015, THE DATE IMMEDIATELY PRIOR TO THE ROCKTENN SHAREHOLDERS MEETING (THE “ELECTION DEADLINE”).  FORMS OF ELECTION AND LETTERS OF TRANSMITTAL MUST BE RECEIVED BY COMPUTERSHARE TRUST COMPANY, N.A. (THE “EXCHANGE AGENT”) NO LATER THAN THE ELECTION DEADLINE.  MEADWESTVACO CORPORATION (“MWV”) AND ROCK-TENN COMPANY (“ROCKTENN”) WILL PUBLICLY ANNOUNCE, BY PRESS RELEASE, THE ANTICIPATED ELECTION DEADLINE NOT MORE THAN FIFTEEN BUSINESS DAYS BEFORE, AND AT LEAST FIVE BUSINESS DAYS PRIOR TO, THE ANTICIPATED ELECTION DEADLINE.  IF THE ROCKTENN SHAREHOLDERS MEETING IS RESCHEDULED TO A SUBSEQUENT DATE OR IF CERTAIN REGULATORY APPROVALS ARE NOT OBTAINED PRIOR TO THE ROCKTENN SHAREHOLDERS MEETING, THE ELECTION DEADLINE WILL BE RESCHEDULED TO A SUBSEQUENT DATE.  ROCKTENN AND MWV WILL PROMPTLY PUBLICLY ANNOUNCE SUCH RESCHEDULED ELECTION DEADLINE.

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We are sending you the enclosed (i) Form of Election and Letter of Transmittal and (ii) form of client letter, including an Election Instruction Form and an optional Cash Allocation Addendum, in connection with the proposed combination of RockTenn and MWV, pursuant to the terms of the Second Amended and Restated Business Combination Agreement, dated as of April 17, 2015 and amended as of May 5, 2015 (the “Business Combination Agreement”), by and among RockTenn, MWV, WestRock Company (formerly known as Rome-Milan Holdings, Inc.), a Delaware corporation (“Holdings”), Rome Merger Sub, Inc., a Georgia corporation and wholly owned subsidiary of Holdings (“RockTenn Merger Sub”), and Milan Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of Holdings (“MWV Merger Sub”).  Subject to the terms and conditions of the Business Combination Agreement, (i) RockTenn Merger Sub will be merged with and into RockTenn, with RockTenn surviving the merger as a wholly owned subsidiary of Holdings (the “RockTenn Merger”), (ii) MWV Merger Sub will be merged with and into MWV, with MWV surviving the merger as a wholly owned subsidiary of Holdings (the “MWV Merger”), and (iii) MWV, as the surviving corporation of the MWV Merger, will convert to a Delaware limited liability company in accordance with Section 266 of the General Corporation Law of the State of Delaware as soon as practicable after the effective time of the MWV Merger (the “MWV LLC Conversion” and, together with the RockTenn Merger and the MWV Merger, the “Combination”).  RockTenn shareholders will be asked to vote upon a proposal to approve the Business Combination Agreement at the special meeting of RockTenn shareholders, scheduled to be held on June 24, 2015.  Subject to receipt of the required shareholder, stockholder and regulatory approvals and the satisfaction or waiver of the other conditions to completion of the Combination, RockTenn and MWV currently expect to complete the Combination during the second quarter of 2015.

As described in the joint proxy statement/prospectus relating to the Combination (the “Proxy Statement”), the Business Combination Agreement provides that if the Combination is completed, each share of Class A common stock of RockTenn (“RockTenn common stock”) (other than shares owned by RockTenn and shares in respect of which dissenters’ rights have been properly exercised and not withdrawn) will be converted into the right to receive, at the election of the shareholder (subject to certain proration and reallocation procedures described below) either (i) one share of Holdings common stock or (ii) an amount in cash equal to the volume weighted average price per share of RockTenn common stock on the New York Stock Exchange for the consecutive period over the five trading days immediately preceding (but not including) the third trading day prior to the effective time of the Combination.  RockTenn shareholders will not receive any fractional shares of Holdings common stock in the RockTenn Merger.  Instead, they will receive cash in lieu of any fractional shares of Holdings common stock.

RockTenn shareholders may (i) elect to receive cash as consideration with respect to all of their shares of RockTenn common stock, (ii) elect to receive shares of Holdings common stock as consideration with respect to all of their shares of RockTenn common stock, (iii) elect to receive a combination of cash and Holdings common stock as consideration and specify the number of shares of RockTenn common stock with respect to which they elect to receive each type of consideration or (iv) choose to make no election with respect to their shares of RockTenn common stock.

Under the Business Combination Agreement, approximately 49.9% of the issued and outstanding shares of Holdings common stock immediately following the effective time of the Combination will be owned by former RockTenn shareholders and approximately 50.1% of the issued and outstanding shares of Holdings common stock immediately following the effective time of the Combination will be owned by former MWV stockholders.  In order to achieve this 49.9%/50.1% pro forma ownership between RockTenn shareholders and MWV stockholders, RockTenn shareholder elections may be subject to reallocation and proration procedures, and consideration will be allocated to shares with respect to which no election has been made, as described in the Proxy Statement and as provided in the Business Combination Agreement attached as Annex A thereto.  Accordingly, a RockTenn shareholder may receive a combination of cash and shares of Holdings common stock that is different from what that shareholder elected, depending on the elections made by other RockTenn shareholders.

RockTenn shareholders who hold shares in “street name” through a bank, broker or other nominee may only make elections through their bank, broker or other nominee.  We are enclosing the following documents in connection with your election(s) on behalf of RockTenn shareholders, if any, who hold their shares through you:

•	A Form of Election and Letter of Transmittal, together with instructions for completing the Form of Election and Letter of Transmittal; and

•	a form of client letter, including an Election Instruction Form and an optional Cash Allocation Addendum, which you may use to obtain election instructions from your client(s).

YOUR PROMPT ACTION IS REQUIRED.
PLEASE CONTACT YOUR CLIENT(S) AS SOON AS POSSIBLE.

Subject to the Depository Trust Company’s (“DTC”) procedures for DTC participants electing through DTC, for an election to be valid, the Exchange Agent must RECEIVE a duly executed and properly completed Form of Election and Letter of Transmittal, including any required signatures, prior to the Election Deadline.  Forms of Election and Letters of Transmittal should be returned either by mail or overnight courier to the Exchange Agent at one of the addresses specified on the enclosed Form of Election and Letter of Transmittal.  The Form of Election and Letter of Transmittal must be completed and returned to the Exchange Agent, together with the applicable share certificate(s) or book-entry delivery of the applicable shares, in order for you and your client(s) to receive your respective merger consideration (unless the delivery of such certificate(s) or book-entry delivery of the applicable shares is guaranteed in the manner described in Instruction 9 of the Form of Election and Letter of Transmittal).  The elections you submit on behalf of your client(s) will be effective only upon the completion of the Combination, which is subject to a number of conditions set forth in the Business Combination Agreement and described in the Proxy Statement.  All Forms of Election and Letters of Transmittal will be void and of no effect if the Business Combination Agreement is terminated for any reason.

You can find additional information on the Combination and related transactions in the Proxy Statement, which is available free of charge at www.sec.gov.  The information contained in the Proxy Statement speaks only as of May 20, 2015, and does not reflect subsequent developments.  However, it incorporates by reference subsequent filings with the Securities and Exchange Commission by RockTenn and MWV.  You should rely only on the information contained or expressly incorporated by reference in the Proxy Statement.  We have not authorized anyone to provide you with information that is different from what is contained or incorporated by reference in the Proxy Statement.

No fees or commissions will be payable by RockTenn or MWV, or any officer, director, shareholder, stockholder, agent or other representative thereof, to any broker, dealer or other person for soliciting the elections (other than fees paid to the Exchange Agent and Georgeson Inc. (the “Information Agent”) for their services in connection with the election process).

If you have questions about the Combination or the election process, please contact the Information Agent at (866) 203-9401 (toll-free) or at (781) 575-2137.

Very truly yours,

WESTROCK COMPANY

2

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON AS THE AGENT OF ROCKTENN, MWV, THE EXCHANGE AGENT, THE INFORMATION AGENT OR ANY AFFILIATE OF ANY OF THE FOREGOING, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR TO MAKE ANY STATEMENT ON BEHALF OF ANY OF THE FOREGOING IN CONNECTION WITH THE ELECTION OTHER THAN THE ENCLOSED DOCUMENTS AND THE STATEMENTS CONTAINED THEREIN.

3

ROCK-TENN COMPANY

ELECTION OF MERGER CONSIDERATION

THE RIGHT TO MAKE AN ELECTION IS EXPECTED TO EXPIRE AT 5:00 P.M., EASTERN TIME, ON JUNE 23, 2015, THE DATE IMMEDIATELY PRIOR TO THE ROCKTENN SHAREHOLDERS MEETING (THE “ELECTION DEADLINE”).  FORMS OF ELECTION AND LETTERS OF TRANSMITTAL MUST BE RECEIVED BY COMPUTERSHARE TRUST COMPANY, N.A. (THE “EXCHANGE AGENT”) NO LATER THAN THE ELECTION DEADLINE.  MEADWESTVACO CORPORATION (“MWV”) AND ROCK-TENN COMPANY (“ROCKTENN”) WILL PUBLICLY ANNOUNCE, BY PRESS RELEASE, THE ANTICIPATED ELECTION DEADLINE NOT MORE THAN FIFTEEN BUSINESS DAYS BEFORE, AND AT LEAST FIVE BUSINESS DAYS PRIOR TO, THE ANTICIPATED ELECTION DEADLINE.  IF THE ROCKTENN SHAREHOLDERS MEETING IS RESCHEDULED TO A SUBSEQUENT DATE OR IF CERTAIN REGULATORY APPROVALS ARE NOT OBTAINED PRIOR TO THE ROCKTENN SHAREHOLDERS MEETING, THE ELECTION DEADLINE WILL BE RESCHEDULED TO A SUBSEQUENT DATE.  ROCKTENN AND MWV WILL PROMPTLY PUBLICLY ANNOUNCE SUCH RESCHEDULED ELECTION DEADLINE.  PLEASE RETURN YOUR ELECTION INSTRUCTION FORM TO US IN SUFFICIENT TIME IN ADVANCE OF THE ELECTION DEADLINE TO PERMIT US TO SUBMIT AN ELECTION ON YOUR BEHALF TO THE EXCHANGE AGENT.

To Our Clients:

We are sending you the enclosed Election Instruction Form and optional Cash Allocation Addendum in connection with the proposed combination of RockTenn and MWV, pursuant to the terms of the Second Amended and Restated Business Combination Agreement, dated as of April 17, 2015 and amended as of May 5, 2015 (the “Business Combination Agreement”), by and among RockTenn, MWV, WestRock Company (formerly known as Rome-Milan Holdings, Inc.), a Delaware corporation (“Holdings”), Rome Merger Sub, Inc., a Georgia corporation and wholly owned subsidiary of Holdings (“RockTenn Merger Sub”), and Milan Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of Holdings (“MWV Merger Sub”).  Subject to the terms and conditions of the Business Combination Agreement, (i) RockTenn Merger Sub will be merged with and into RockTenn, with RockTenn surviving the merger as a wholly owned subsidiary of Holdings (the “RockTenn Merger”), (ii) MWV Merger Sub will be merged with and into MWV, with MWV surviving the merger as a wholly owned subsidiary of Holdings (the “MWV Merger”), and (iii) MWV, as the surviving corporation of the MWV Merger, will convert to a Delaware limited liability company in accordance with Section 266 of the General Corporation Law of the State of Delaware as soon as practicable after the effective time of the MWV Merger (the “MWV LLC Conversion” and, together with the RockTenn Merger and the MWV Merger, the “Combination”).  RockTenn shareholders will be asked to vote upon a proposal to approve the Business Combination Agreement at the special meeting of RockTenn shareholders, scheduled to be held on June 24, 2015.  Subject to receipt of the required shareholder, stockholder and regulatory approvals and the satisfaction or waiver of the other conditions to completion of the Combination, RockTenn and MWV currently expect to complete the Combination at the end of the second quarter of 2015.

As described in the joint proxy statement/prospectus relating to the Combination (the “Proxy Statement”), the Business Combination Agreement provides that if the Combination is completed, each share of Class A common stock of RockTenn (“RockTenn common stock”) (other than shares owned by RockTenn and shares in respect of which dissenters’ rights have been properly exercised and not withdrawn) will be converted into the right to receive, at the election of the shareholder (subject to certain proration and reallocation procedures described below) either (i) one share of Holdings common stock or (ii) an amount in cash equal to the volume weighted average price per share of RockTenn common stock on the New York Stock Exchange for the consecutive period over the five trading days immediately preceding (but not including) the third trading day prior to the effective time of the Combination.  RockTenn shareholders will not receive any fractional shares of Holdings common stock in the RockTenn Merger.  Instead, they will receive a cash payment in lieu of any fractional shares of Holdings common stock they otherwise would have received in the RockTenn Merger in accordance with the terms of the Business Combination Agreement.

Because we are the holder of record for your shares, only we can make an election for your shares.  Please instruct us as to the election you would like to make in respect of your shares of RockTenn common stock by completing and returning to us the enclosed Election Instruction Form.  If you do not instruct us to make an election, we will not make an election for you and you will lose your right to make an election.

You may (i) elect to receive cash as consideration with respect to all of your shares of RockTenn common stock, (ii) elect to receive shares of Holdings common stock as consideration with respect to all of your shares of RockTenn common stock, (iii) elect to receive a combination of cash and Holdings common stock as consideration and specify the number of shares of RockTenn common stock with respect to which you elect to receive each type of consideration or (iv) choose to make no election with respect to your shares of RockTenn common stock.

Under the Business Combination Agreement, approximately 49.9% of the issued and outstanding shares of Holdings common stock immediately following the effective time of the Combination will be owned by former RockTenn shareholders and approximately 50.1% of the issued and outstanding shares of Holdings common stock immediately following the effective time of the Combination will be owned by former MWV stockholders.  In order to achieve this 49.9%/50.1% pro forma ownership between RockTenn shareholders and MWV stockholders, RockTenn shareholder elections may be subject to reallocation and proration procedures, and consideration will be allocated to shares with respect to which no election has been made, as described in the Proxy Statement and as provided in the Business Combination Agreement attached as Annex A thereto.  Accordingly, a RockTenn shareholder may receive a combination of cash and shares of Holdings common stock that is different from what that shareholder elected, depending on the elections made by other RockTenn shareholders.

Regardless of what election you make with respect to your shares of RockTenn common stock, if you own different blocks of shares of RockTenn common stock that we hold for your account and that you acquired at different times and/or at different prices, you may (but are not obligated to) complete the Cash Allocation Addendum included herewith and return it to us together with your Election Instruction Form to specify the order of priority in which such different blocks of shares of RockTenn common stock are to be exchanged for cash you receive pursuant to the RockTenn Merger, if any.  The Cash Allocation Addendum is solely for your individual tax position and will have no effect on RockTenn or MWV or any of their respective affiliates.  In particular, the Cash Allocation Addendum will have no effect on the amount of cash consideration or stock consideration you will receive pursuant to the RockTenn Merger, which will be determined solely by the election you make with respect to your shares and the proration and reallocation procedures described in the Proxy Statement and as provided in the Business Combination Agreement.  There can be no assurance about the effects of submitting the Cash Allocation Addendum, including whether the Internal Revenue Service will accept the Cash Allocation Addendum as a basis for the tax treatment of the RockTenn Merger.  You should consult your own tax advisor before completing and signing the Cash Allocation Addendum.

Please note the following:

•
If you wish to exercise dissenters’ rights with respect to your shares of RockTenn common stock, you should instruct us to not make an election. By instructing us to make an election, you are waiving your dissenters’ rights. RockTenn shareholders who desire to exercise dissenters’ rights should review carefully Article 13 of the Georgia Business Corporation Code and are urged to consult a legal advisor before electing or attempting to exercise these rights.

•
The Election Deadline is expected to be 5:00 p.m., Eastern Time, on June 23, 2015, the date immediately prior to the RockTenn shareholders meeting.  RockTenn and MWV will publicly announce, by press release, the anticipated Election Deadline not more than fifteen business days before, and at least five business days prior to, the anticipated Election Deadline. Your Election Instruction Form (and, if you so choose, the optional Cash Allocation Addendum) must be returned to us in sufficient time in advance of the Election Deadline to permit us to submit an election on your behalf to the Exchange Agent.

•
If you instruct us to make no election on your behalf, or fail to timely instruct us as to the election you would like to make, and the shares of RockTenn common stock for which stock consideration is elected (the “stock electing shares”) exceeds the maximum number of shares of Holdings common stock that can be issued to RockTenn shareholders as consideration in the RockTenn Merger, such that the RockTenn shareholders’ pro forma ownership of Holdings immediately after the effective time of the Combination does not exceed 49.9% of the issued and outstanding shares of Holdings common stock (the “stock cap number”), then your shares will be converted into the right to receive cash consideration.  If you instruct us to make no election on your behalf, or fail to timely instruct us as to the election you would like to make, and the aggregate number of stock electing shares (the “stock election number”) is less than or equal to the stock cap number (the difference between the stock election number and stock cap number being the “shortfall number”), then your shares will be treated in the following manner: (1) if the shortfall number is less than or equal to the aggregate number of all the shares for which no election is made (the “non-electing shares”), then your shares will be converted into the right to receive stock consideration in respect of that number of shares equal to the product obtained by multiplying (x) the number of shares you own by (y) a fraction, the numerator of which is the shortfall number and the denominator of which is the aggregate number of non-electing shares, with your remaining shares being converted into the right to receive the cash consideration, and (2) if the shortfall number exceeds the aggregate number of non-electing shares, then your shares will be converted into the right to receive the stock consideration.

2

•
You may direct us to revoke or change your election at any time, provided that such revocation or new election must be submitted by us and received by the Exchange Agent prior to the Election Deadline.  Please contact us for instructions if you wish to do so.  Please keep in mind that if we revoke your election, unless we thereafter receive new election instructions from you and submit a valid election to the Exchange Agent prior to the Election Deadline, the shares of RockTenn common stock that we hold for your account will be treated as shares in respect of which “NO ELECTION” has been made.

•
If you are making a mixed stock and cash election and purchase, through your account with us, additional shares of RockTenn common stock after we submit an election to the Exchange Agent on your behalf, you may submit to us a new Election Instruction Form in sufficient time in advance of the Election Deadline to permit us to submit an election to the Exchange Agent to cover all of your shares, including such additional shares.  If you are making a mixed stock and cash election and do not timely provide us with a new Election Instruction Form, you will be deemed to have made “NO ELECTION” with respect to the additional shares of RockTenn common stock that you have acquired.

•
By signing and submitting an Election Instruction Form, you warrant that the shares of RockTenn common stock with respect to which you have instructed us to make an eletion will not be sold, including through limit order request, unless the Election Instruction Form has been properly revoked pursuant to the instructions herein.

•
Your Election Instruction Form applies only to those shares of RockTenn common stock that we hold for your account.  If you own shares of RockTenn common stock registered directly with RockTenn or held through other nominees, you will receive additional election materials and will need to complete the Form(s) of Election and Letter(s) of Transmittal that you receive as part of those materials in order to make a valid election with respect to such shares.

•
The tax consequences of the Combination and your election will depend on your own situation.  You should consult your own tax advisor as to the U.S. Federal income tax consequences of the Combination and any election you make, as well as the effects of state, local and non-U.S. tax laws.

Our submission of an election on your behalf does NOT constitute a vote for the approval of the Business Combination Agreement.  We may submit an election on your behalf even if you have voted, or plan on voting, against the approval of the Business Combination Agreement.  In order to vote your shares of RockTenn common stock for or against the approval of the Business Combination Agreement, you must follow the instructions for voting contained in the Business Combination Agreement, which are described in the Proxy Statement and the accompanying proxy materials.  If the Business Combination Agreement is not adopted by the requisite vote of RockTenn shareholders, or if the Business Combination Agreement is terminated for any other reason, you will not be entitled to any merger consideration and any election we make on your behalf will be void and of no effect.

You can find additional information on the Combination and related transactions in the Proxy Statement and in the Business Combination Agreement attached as Annex A thereto, a copy of which is enclosed.  The Proxy Statement is also available free of charge at www.sec.gov.  The information contained in the Proxy Statement speaks only as of May 20, 2015, and does not reflect subsequent developments.  However, it incorporates by reference subsequent filings with the Securities and Exchange Commission by RockTenn and MWV.  You should rely only on the information contained or expressly incorporated by reference in the Proxy Statement.  No one is authorized to provide you with information that is different from what is contained or incorporated by reference in the Proxy Statement.

If you have questions about the Combination or the election process, please contact the Information Agent for the transaction, Georgeson Inc., at (866) 203-9401 (toll-free) or at (781) 575-2137.

3

Please provide your signed election instructions below:

ELECTION INSTRUCTION FORM

You may hereby make ONE of the following elections: (i) you may elect to receive shares of Holdings common stock as consideration with respect to all of your shares of RockTenn common stock that we hold for your account by checking the “STOCK ELECTION” box; (ii) you may elect to receive cash as consideration with respect to all of your shares of RockTenn common stock that we hold for your account by checking the “CASH ELECTION” box; (iii) you may elect to receive a combination of cash and Holdings common stock as consideration by checking the “MIXED ELECTION” box and specifying the number of shares of RockTenn common stock that we hold for your account with respect to which you elect to receive each type of consideration; or (iv) you may choose to make no election with respect to your shares of RockTenn common stock that we hold for your account by checking the “NO ELECTION” box, each as provided in the Business Combination Agreement and as described in the Proxy Statement.  If you make a “MIXED ELECTION,” the total number of shares you specify must equal the total number that we hold for your account as of both the date you submit the Election Instruction Form and the effective time of the Combination.  If you make a “MIXED ELECTION” and the total number of shares you specify does not equal the total number of shares of RockTenn common stock that we hold for your account as of both the date you submit the Election Instruction Form and the effective time of the Combination, you will be deemed to have made “NO ELECTION” with respect to all of your shares of RockTenn common stock that we hold for your account.

Please fully review the instructions provided in the enclosed letter and select ONLY ONE of the four election options below by placing an X in the box to the left of your chosen election.  If you do not select any election, if you select more than one election, if you do not return your form to us, if your form is not received by the Exchange Agent by the Election Deadline, or if you otherwise fail to properly complete this form, you will be deemed to have elected “NO ELECTION.”

Select ONE of the following election options:

☐
STOCK ELECTION: You elect to receive stock consideration with respect to ALL of your shares of RockTenn common stock that we hold for your account (one share of Holdings common stock for each share of RockTenn common stock).

☐
CASH ELECTION: You elect to receive cash consideration with respect to ALL of your shares of RockTenn common stock that we hold for your account (an amount in cash equal to the volume weighted average price per share of RockTenn common stock on the New York Stock Exchange for the consecutive period over the five trading days immediately preceding (but not including) the third trading day prior to the effective time of the Combination for each share of RockTenn common stock).

☐	MIXED ELECTION: You elect to receive a combination of cash consideration and stock consideration, as specified below:

Number of Shares of
RockTenn Common Stock:

You elect to receive stock consideration with respect to ______ shares of RockTenn common stock that we hold for your account (one share of Holdings common stock for each share of RockTenn common stock).

You elect to receive cash consideration with respect to ______ shares of RockTenn common stock that we hold for your account (an amount in cash equal to the volume weighted average price per share of RockTenn common stock on the New York Stock Exchange for the consecutive period over the five trading days immediately preceding (but not including) the third trading day prior to the effective time of the Combination for each share of RockTenn common stock).

☐	NO ELECTION: You make no election with respect to your shares of RockTenn common stock that we hold for your account.

4

Your election is subject to the terms, conditions and limitations set forth in the Business Combination Agreement, which is attached to the Proxy Statement as Annex A thereto.  In particular, your election may be subject to the proration and reallocation procedures set forth in the Business Combination Agreement and described in the Proxy Statement.  There can be no assurance that you will receive your election choices.

Please complete this Election Instruction Form, and return it to us, at the address provided in the enclosed letter, in sufficient time in advance of the Election Deadline to permit us to submit elections on your behalf to the Exchange Agent.  You are solely responsible for timely delivery of this Election Instruction Form to us.

This Election Instruction Form must be signed by accountholder(s) exactly as their name(s) appear in our records or by person(s) authorized to sign on behalf of the accountholder(s) by documents transmitted herewith.

If you have any questions, please contact the Information Agent for the transaction, Georgeson Inc., at (866) 203-9401 (toll-free) or at (781) 575-2137.

Account Number:

Signature of Accountholder:

Date:

Signature of Accountholder (if joint account):

Date:

5

CASH ALLOCATION ADDENDUM (OPTIONAL)

You may submit this optional Cash Allocation Addendum (the “Addendum”) if you own different blocks of shares of RockTenn common stock that we hold for your account and that you acquired at different times and/or at different prices.  Any realized gain or loss to you pursuant to the Combination will be determined separately for each block of shares of RockTenn common stock.  If you receive both cash and Holdings common stock in the aggregate, a loss realized on the exchange of one block of shares cannot be used to offset a gain realized on the exchange of another block of shares.

Regardless of what election you make with respect to your shares of RockTenn common stock, you may receive a combination of consideration that includes cash, given the proration and reallocation procedures described in the Proxy Statement and as provided in the Business Combination Agreement.  Moreover, at the time you submit your Election Instruction Form, you will not know the extent to which such proration and reallocation procedures will impact the combination of consideration you receive, and therefore you will not know how many of your shares of RockTenn common stock will be exchanged for cash.  You may designate, on the table below, the order of priority in which your different blocks of shares of RockTenn common stock that we hold for your account are to be exchanged for cash you receive pursuant to the RockTenn Merger, if any.

If you choose to submit this Addendum, please read the instructions set forth below, and then complete, sign and return this Addendum together with your Election Instruction Form.  THIS ADDENDUM IS SOLELY FOR YOUR INDIVIDUAL TAX POSITION AND WILL HAVE NO EFFECT ON ROCKTENN OR MWV OR ANY OF THEIR AFFILIATES.  IN PARTICULAR, NOTHING IN THIS ADDENDUM WILL AFFECT THE AMOUNT OF CASH CONSIDERATION OR STOCK CONSIDERATION YOU RECEIVE PURSUANT TO THE COMBINATION, WHICH WILL BE DETERMINED SOLELY BY THE ELECTION YOU MAKE WITH RESPECT TO YOUR SHARES AND THE PRORATION AND REALLOCATION PROCEDURES DESCRIBED IN THE PROXY STATEMENT AND AS PROVIDED IN THE BUSINESS COMBINATION AGREEMENT.  MOREOVER, THIS ADDENDUM IS PROVIDED SOLELY FOR THE CONVENIENCE OF ROCKTENN SHAREHOLDERS, AND NEITHER ROCKTENN NOR MWV, NOR ANY OF THEIR RESPECTIVE AFFILIATES, ADVISORS OR REPRESENTATIVES IS PROVIDING ANY TAX ADVICE BY MAKING THIS ADDENDUM AVAILABLE TO YOU.  NEITHER ROCKTENN NOR MWV, NOR ANY OF THEIR RESPECTIVE AFFILIATES, ADVISORS OR REPRESENTATIVES, CAN PROVIDE YOU WITH ANY ASSURANCE ABOUT THE EFFECTS OF SUBMITTING THIS ADDENDUM OR ANY DESIGNATION MADE ON THIS ADDENDUM, INCLUDING WHETHER THE IRS WILL ACCEPT THIS ADDENDUM AS A BASIS FOR THE TAX TREATMENT OF THE COMBINATION.  PLEASE CONSULT YOUR TAX ADVISOR FOR ADVICE CONCERNING THE USE OF THIS ADDENDUM.

Order of Priority for Allocation of Cash Consideration to Blocks of Shares of RockTenn Common Stock

Block Number	Purchase Date	Number of Shares	Price Per Share	Total Purchase Price
1
2
3
4
5

INSTRUCTIONS FOR COMPLETING THIS ADDENDUM:

1.
The chart expresses your intent that cash will be treated as being allocated first to all the shares of RockTenn common stock in Block Number 1, then to all the shares of RockTenn common stock in Block Number 2, and so on, until all of the cash you receive is allocated by this Addendum or until no more blocks of shares are designated by this Addendum, and that if there is enough cash to exchange for some but not all of the shares in a particular block, that cash will be allocated to the maximum possible number of shares within that particular block.

2.
Any block of shares that you include in this Addendum should consist only of shares that you bought on the same date and for the same price per share.  If there is not enough space provided above, you may copy this Addendum as many times as necessary and complete and sign each copy in accordance with these instructions, adjusting the “Block Numbers” as appropriate.

3.	Under “Purchase Date,” provide the date on which you purchased the corresponding block of shares of RockTenn common stock.

4.	Under “Number of Shares,” provide the number of shares of RockTenn common stock that you purchased on the same date for the same price.

5.	Under “Price Per Share” and “Total Purchase Price,” provide the price per share and the total purchase price of the corresponding block of shares of RockTenn common stock.

This Addendum is provided solely for the convenience of RockTenn shareholders, for their individual tax positions.  The blocks of stock that you include on this Addendum, and the order in which you list those blocks, may affect how you are taxed in connection with the RockTenn Merger.  There can be no assurance about the effects of submitting this Addendum or any designation made on this Addendum, including whether the IRS will accept this Addendum as a basis for the tax treatment of the RockTenn Merger.  As a result, it is important that you consult your own tax advisor before completing this Addendum.  You should also read the section in the Proxy Statement titled “The Adoption of the Combination Agreement—Material U.S. Federal Income Tax Consequences of the Combination—U.S. Federal Income Tax Consequences of the RockTenn Merger to U.S. Holders of RockTenn Common Stock” beginning on page 131.

2